As filed with the Securities and Exchange Commission on September 10, 1999
                                                    Registration No. 33-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                                  NETWORD, INC.
                 (Name of Small Business Issuer in its Charter)

                              ---------------------

         Delaware                               5140                    552-2143430
(State or other jurisdiction         (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)     Classification Code Number)    Identification No.)

                         702 Russell Avenue, Third Floor
                          Gaithersburg, Maryland 20877
                                  1-800-NETWORD
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business )

                              ---------------------

                                  Michael Wise
                      President and Chief Executive Officer
                         702 Russell Avenue, Third Floor
                          Gaithersburg, Maryland 20877
                                  1-800-NETWORD
           (Name, Address, and Telephone number of Agent for Service)

                              ---------------------

                                   Copies to:

                             Russell S. Berman, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                          New York, New York 10036-7798

                              ---------------------

         Approximate date of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                             ---------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
   Title of Securities              Amount to be      Proposed Maximum Offering       Proposed Maximum               Amount of
    to be Registered                 Registered           Price per Share          Aggregate Offering Price       Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    6,784,733 shares(1)         $0.875(2)                 $5,936,641.38(2)               $1,650.40
===================================================================================================================================

(1) Includes 2,000,000 outstanding shares and 4,784,733 shares issuable upon exercise of outstanding warrants. Pursuant to Rule 416, an indeterminate number of additional shares are registered for issuance in the event that antidilution provisions in the outstanding warrants become operative.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the last reported bid and asked prices of the Common Stock in the over-the-counter-market, as reported by the National Quotation Bureau, on September 7, 1999.
                              ---------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 Disclosure alternative used (check one):  Alternative  1    Alternative 2  X
                                                         ---               ---

PROSPECTUS

                                  NETWORD, INC.

                                  Common Stock
                                6,784,733 shares

     This prospectus is being used in connection with the offer and sale, from time to time, by certain of our stockholders of up to:

         o 3,184,733 shares of our common stock issuable upon the exercise of outstanding redeemable warrants which we issued in exchange for interests in our predecessor

         o 1,600,000 shares of our common stock issuable upon the exercise of outstanding redeemable warrants which we sold outside of the United States in an offering pursuant to Rule 903 of Regulation S under the Securities Act

         o 2,000,000 shares of our common stock which we sold in the Regulation S offering

     The selling stockholders may sell shares either directly to purchasers or through brokers, dealers or agents. We will receive no proceeds from the sale of shares by the selling stockholders, although we may receive up to $5,980,916.25 from the exercise of the outstanding warrants prior to or in connection with the resale of the underlying shares. See "Selling Stockholders" and "Plan of Distribution" on pages 14 and 19.

     Shares of our common stock are traded in the over-the-counter-market, through the NQB Pink Sheets under the symbol "NTWD." On September 7, 1999, the average of the last reported bid and asked prices of our common stock in the over-the-counter-market, as reported by the National Quotation Bureau, was $0.875 per share.

     Investment in our common stock involves substantial risks. See "Risk Factors" beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or foreign jurisdiction where the offer or sale is not permitted.

                The date of this prospectus is September 10, 1999

                                TABLE OF CONTENTS

                                                                                                                 Page No.
The Company ........................................................................................................2
Risk Factors .......................................................................................................3
         We have a limited operating history and our business model is still developing, which makes it more difficult for you to evaluate our company and its prospects. We do not know when or if we will become profitable....................................................................................3
         We may need to raise additional financing to support our business.  .......................................3
         Additional financing could result in the dilution of equity interests of current stockholders.  ...............................................................................3
         The growth of our business is dependent, in part, upon the growth and performance of the Internet.  ...................................................................3
         Internet users and commercial Web resource owners may not use Networds.  ..................................4
         We may not be able to adequately protect the benefits of our patent or our other intellectual property rights. ................................................................4
         We are already engaged in important patent litigation......................................................4
         We are subject to substantial and vigorous competition.  ..................................................4
         We may be unable to achieve our operating and financial objectives if we cannot manage our anticipated growth effectively.  ...............................................................................5
         We may not be able to keep up with rapid changes in technology as necessary to maintain a proprietary technological advantage.........................................5
         Malfunctions and errors could cause a disruption of the Netword System.....................................5
         Regulatory and legal uncertainties relating to the Internet could have significant costs to us or otherwise harm our business.  ...........................................5
         The risks posed by the Year 2000 problem could adversely affect our business...............................6
         Shares of our common stock are subject to dilution upon the exercise of outstanding warrants, options and convertible notes.............................................................6
         The substantial number of shares that will be eligible for sale in the future may adversely effect the market price of our common stock...............................................6
         We do not foresee paying dividends on our shares. .........................................................6
         There is a limited trading market for shares of our common stock and the price for shares of our common stock is subject to fluctuation............................................6
         Our directors may issue preferred stock without any vote or action of the stockholders.....................7
         Trades in our common stock may become subject to the "penny stock"
                regulations which could limit market liquidity of our common stock..................................7
         This prospectus includes forward-looking statements which could differ from actual future results..........................................................................7

Our Business and Property.......................................................................................... 8
Selling Stockholders................................................................................................14
Plan of Distribution................................................................................................19
Use of Proceeds.....................................................................................................20
Directors, Executive Officers and Significant Employees.............................................................21
Remuneration of Directors and Officers..............................................................................23
Security Ownership of Management and Certain Security Holders.......................................................25
Interest of Management and Others in Certain Transactions...........................................................27
Securities Being Offered............................................................................................28
Description of Securities...........................................................................................28
Significant Parties.................................................................................................31
Legal Proceedings ..................................................................................................32
Disclosure of Commission Position on Indemnification for Securities Acts Liabilities................................32
Legal Matters.......................................................................................................33
Experts.............................................................................................................33
Where You Can Find Additional Information...........................................................................33
Index to Financial Statements......................................................................................F-1

                                   THE COMPANY

         Netword, Inc. owns and operates the Netword System, a patented Internet utility which offers a simple, consumer-friendly way to reach any destination on the Internet. The Netword System is a computerized technology that enables Internet users and owners of Internet resources, such as Web pages, alphanumeric pagers, files to transfer and e-mail addresses, to create simple and memorable words, phrases, numbers or other sequences of characters, called "Networds," which are used as Internet keywords to identify and access these resources in place of more complex Internet addresses known as universal resource locators or URLs. Networds may include familiar product or service names or slogans without the ".com" or other required URL prefixes or suffixes. Using Networds facilitates direct access to specific Internet resources without a browser search or the need to navigate through a complex structure of intermediate Web resources. Unlike limited keyword systems within the infrastructure of a proprietary network, such as America-On-Line's keyword system, or "bookmarks" generated by Internet users on their own computers, Networds are universal and may be used from any computer linked to the Internet.

         Access to Internet resources through the Netword System is available to all Internet users without charge. After logging on to the Internet, a user merely enters an existing Netword, like "NYYankees" or "SesameStreet," in any Netword-enabled browser or slot, and is instantly transferred to the Internet address corresponding to the Netword. Networds can be created and edited online to correspond not merely to the top level Internet domain names (ending in the standard suffixes .com, .net, .edu or .gov and officially registered for the Internet by Network Solutions, Inc. and others), but also to specific subdomains within any Web site. As an example, the Web address www.cnn.com/food corresponds to the Netword cnnfood. As the Internet is currently administered, creation of a separate registered domain name for any Internet resource is time consuming and difficult to manage. The available naming structure has a limited character set and frequently results in URLs containing complex non-memorable sequences of characters. By contrast, a user friendly Netword corresponding to any Internet address can be created virtually instantaneously. What is more, once a Netword is created, it can be edited or directed to a new Internet address in seconds. If a Netword like "Jake's Current Special" were created, then, by virtue of the Netword System's easy access and online editing capabilities, the eponymous Jake could use that Netword each day (or each hour) to refer to a different address within his Web site (for example, an address featuring a product or service that was being offered at a discount for a limited time).

         We like to say that URLs are a way for machines to communicate with other machines, while Networds are a way for people to communicate with other people. Indeed, Networds and the Netword System are meant to make it easier for people to navigate the "Net." It is our policy to allow every Internet user to create "FREE Networds" for non-commercial purposes and to make all FREE Networds instantly available to all Internet users. Our business model is to promote the convenience of FREE Networds as a means to multiply the number of consumers employing the Netword System, achieve a critical mass of consumers representing a vast potential market, and then to promote the availability of this market to attract commercial Web resource owners willing to pay appropriate fees for the rights to register Networds. Revenues from the Netword System are expected to be derived principally from registration of specific Networds by commercial Web resource owners, payments by these owners for hits on their sites, sales of banner ads and other advertising on our Web site, and expanded service offerings to users of FREE Networds.

         While we introduced an early version of the current Netword System on the Internet in May 1997, our operation of the Netword System is still in the development stage, and we have not generated significant revenues to date. Consistent with our business model, we are in the process of implementing a marketing program to familiarize large audiences of Internet users with the Netword System and encourage owners of commercial Web resources to register and promote Networds to attract more visitors to their sites.

         Our principal offices are located at 702 Russell Avenue, Third Floor, Gaithersburg, Maryland 20877. Our telephone number is 1-800-NETWORD.

         References herein to "we", "us" and "Netword" include Netword, Inc. and our predecessors, unless the context otherwise requires.

     The information on our Web site, www.netword.com , is not part of this prospectus.

     Netword is a registered trademark. This prospectus also contains trademarks and trade names of other companies.

                                  RISK FACTORS

         Investing in our common stock involves substantial risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the related notes, before you purchase any of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. Shares of our common stock should not be purchased by persons who cannot afford the loss of their entire investment.

We have a limited operating history and our business model is still developing, which makes it more difficult for you to evaluate our company and its prospects. We do not know when or if we will become profitable.

         We have a limited operating history, limited revenues and are still in the development stage of our business. Potential investors should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, including, marketing costs, competition and unanticipated costs and expenses, such as litigation. Many of these factors are unpredictable and beyond our control. Our business model is still new and developing and there are no assurances that it will materialize or prove successful. We are in the process of implementing a marketing program to increase our user and customer bases and plan to devote a substantial portion of our available resources towards this effort. However, we cannot be sure that this effort will result in the increased use and registration of Networds. Accordingly, the revenue and income potential of our business is difficult to predict. In light of the developing nature of our business and our marketing plans, we expect to continue to sustain substantial operating expenses without generating significant revenues for the foreseeable future. From December 2, 1996 through June 30, 1999, we incurred cumulative net losses of $3,536,469.

We may need to raise additional financing to support our business.

         Since December 2, 1996, the date when our predecessor company, Netword LLC, was formed, we have obtained financing through a series of private offerings of our equity which have raised a total of $6,302,528. We believe that the remaining available proceeds of these offerings (approximately $3,400,000) will provide us with working capital sufficient to achieve our proposed short term business objectives and to implement our marketing strategies. See "Our Business and Property" - "Marketing Strategy" on page 10. However, our views as to the adequacy of our working capital cannot give rise to an assumption that our cost estimates are accurate or that such capital will be sufficient for our needs. We have no continuing source of financing currently available, and there is no assurance that we will receive any proceeds from the sale of shares pursuant to the exercise of outstanding warrants described in this prospectus. If we are unable to obtain additional financing on satisfactory terms when it is required, we may be forced to curtail or cease our operations.

Additional financing could result in the dilution of equity interests of current stockholders.

         If we require additional financing we may raise it through equity offerings, joint ventures or other collaborative relationships, loans and other sources. If we choose to raise these additional funds by issuing equity securities, the percentage ownership of the then current stockholders may be reduced and the holders of the newly issued equity securities may have rights, preferences or privileges which are senior to the rights of the then current stockholders.

The growth of our business is dependent, in part, upon the growth and performance of the Internet.

         The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers has only recently begun to develop. Market acceptance of the Internet is subject to a high level of uncertainty and is dependent on a number of factors, including:

     o the growth in consumer access to and acceptance of new interactive technologies; and
     o the development of technologies that facilitate interactive communication between organizations and their targeted audiences.

         Additionally, issues relating to the commercial use of the Internet, such as security, reliability, cost, ease of access and quality of service remain unresolved.

         Our success will depend, in part, on the continued growth in and the resolution of issues affecting Internet usage. If the Internet as either a commercial or business medium fails to develop or develops more slowly than expected, the market for the Netword System could be materially adversely affected.

         Furthermore, the recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components which form the infrastructure of the Internet by organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Netword System. The potential utility of the Netword System is ultimately limited by and reliant upon the speed and reliability of networks operated by third parties.

Internet users and commercial Web resource owners may not use Networds.

         Our ultimate success depends upon our ability to promote and achieve widespread acceptance and use of Networds by Internet users and the registration of Networds by commercial Web resource owners. Customer acceptance of the Netword System will depend upon a number of factors, including its performance, the extent of competitive products and activity, and our ability to expose Internet users and commercial Web resource owners to it.

         While we plan to devote a substantial portion of our available resources to increase our user and customer base, we cannot be sure that these efforts will result in a sufficient amount of increased use of Networds by Internet users and registrations of Networds by commercial Web resource owners to make our business a success. While our marketing strategy focuses primarily on entering into teaming agreements with Web communities and publicizing the Netword utility online and offline, we have not yet successfully implemented this strategy. See "Our Business and Property" - "Marketing Strategy."

We may not be able to adequately protect the benefits of our patent or our other intellectual property rights.

         The potential success of the Netword System may depend on our ability to maintain proprietary rights to our technology. To protect these rights, we rely primarily upon our patent, and employee and third party confidentiality and non-disclosure agreements. Although our patent provides protection against third parties copying the Netword System, it may not preclude third parties from creating systems similar to the Netword System. As discussed below, we are currently engaged in patent litigation in which a final adverse decision could materially limit the protective scope of our patent. There are no assurances that the steps we have taken will deter unauthorized use of our proprietary information or that we will be able to afford the high cost of enforcing our intellectual property rights. We can give no assurances that non-disclosure and other contractual arrangements to protect our proprietary rights will not be breached or that we will have adequate remedies for any such breach. Further, we cannot assure that trade secrets or technology similar to that covered by our patent will not otherwise become known to or be independently developed by our competitors.

We are already engaged in important patent litigation.

         In March, 1998, Centraal Corporation (now known as RealNames Corporation) announced a competitive system that includes a number of the functionalities we believe are protected by our patent. Microsoft Corporation and Netscape Communications Corporation have also announced keyword products that may compete, in whole or in part, with the Netword System and may violate our patent. In July, 1998, we filed a patent infringement suit against RealNames. On January 8, 1999, RealNames' motion for summary judgment was granted, dismissing our claims on the ground that RealNames' system did not infringe our patent, without ruling on the validity of our patent. Our appeal of this decision is currently pending. An adverse decision on the appeal could materially limit the protective scope of our patent. See "Legal Proceedings" on page 32.

We are subject to substantial and vigorous competition.

         The market for our services is relatively new, intensely competitive, quickly evolving and subject to rapid technological changes. Our competition may be expected to continue and intensify. At present, Netscape's Communicator versions 4.5 and higher, Microsoft's Internet Explorer 5.0, and RealNames Corporation's system include Internet keyword capabilities, which compete in varying degrees with the Netword System. There are also keyword systems within the infrastructure of proprietary networks, such as America-On-Line's keyword system , which enable users of the proprietary network to enter keywords to access resources within the proprietary network.

         Our financial, marketing, research and development resources are limited, but we need to continue to invest in the development of the Netword System and the expansion and enhancement of our marketing and customer support services in order to compete effectively. There are no assurances that we will have sufficient resources to make the required investments. See "Our Business and Property" -- "Competition" on page 12.

We may be unable to achieve our operating and financial objectives if we cannot manage our anticipated growth effectively.

         If use and commercial registration of Networds increases, there will be additional demands on our technical, customer service, sales, marketing and administrative resources. The strains imposed by these demands are magnified by the developmental nature of our operations, and we cannot be sure we will successfully manage our growth.

We may not be able to keep up with rapid changes in technology as necessary to maintain the utility and competitiveness of the Netword System.

         We believe that the technologies underlying the Netword System are relatively well established and should not be subject to particularly rapid change. Nevertheless, we are continuously upgrading the Netword System to accommodate changes in other Internet technologies, and those technologies are constantly evolving. Our future success depends on our ability to respond quickly and successfully to technological advances by continuously updating and developing the Netword System. There are no assurances that we will be able to foresee and respond to such technological advances. Further, our competitors may have developed or succeed in developing technologies, products or services superior to ours.

Malfunctions and errors could cause a disruption of the Netword System.

         The Netword System is subject to risks associated with systems errors and malfunctions, viruses, hackers, human error, fire, natural disaster, breaches of security, telecommunications failures, sabotage and similar events, which could result in service interruptions or reduced capacity for Netword users. Prolonged service interruptions could materially impair our reputation and the usefulness of the Netword System, with potentially material adverse impact on our business and prospects.

Regulatory and legal uncertainties relating to the Internet could have significant costs to us or otherwise harm our business.

         There are currently a number of legislative proposals being considered which may have an impact on our business. Congress has recently passed legislation regulating certain aspects of the Internet, including copyright infringement, user privacy, taxation, access charges, liability for third-party activities, transmission of sexually explicit material and jurisdiction. There are also a number of legislative and regulatory proposals to regulate the Internet that are being considered by federal, state, local and foreign governmental organizations. Areas of potential regulation include libel, pricing, quality of products and services and intellectual property ownership. It is uncertain how courts will interpret laws governing the Internet or how they will apply existing laws regulating property ownership, libel and personal privacy issues to the Internet. Additionally, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. Because of these uncertainties, we can not be certain how new laws governing the Internet or other existing laws will affect our business.

         We may be exposed to liability for trademark infringement. The use of Networds entails the potential risk of possible infringement of third party rights. The law regarding liability for contributory trademark infringement or facilitation of unfair competition on the Internet is still unsettled. Our published terms and conditions and operating procedures include certain measures to protect the rights of owners of registered trademarks. These measures however, may not be enough to shield us from liability in the event of trademark infringement, dilution or unfair competition by the creator of a Netword.

The risks posed by the Year 2000 problem could adversely affect our business.

         We depend on the availability of the Internet infrastructure to make the Netword System available to Internet users. Disruptions in the Internet infrastructure arising from Year 2000 problems could limit Internet users' ability to use Networds to access Web resources.

         In addition, we have no control over the ability of third parties with which we transact business, including our suppliers and co-location provider, to adequately address their Year 2000 issues. Although the third parties on whom we rely have assured us that they are Year 2000 compliant, we have not made any independent investigation and can not be sure that these parties have adequately addressed Year 2000 issues.

Shares of our common stock are subject to dilution upon the exercise of outstanding warrants, options and convertible notes.

         To date, we have issued currently outstanding options, warrants and convertible notes entitling the holders to acquire a total of 10,243,989 shares of our common stock at prices from $0.16 to $1.50 per share and have agreed to issue additional warrants covering 336,000 shares of our common stock to NorthStar Capital Partners LLC upon the election of W. Edward Scheetz to our board of directors. Issuance of shares upon exercise or conversion of all of these securities could result in substantial dilution to stockholders. Assuming the exercise or conversion of all of these securities as to all of the underlying shares, the underlying shares would constitute approximately 37% of our outstanding common stock. Stockholders do not have preemptive rights, and their percentage ownership may be further diluted in the event we issue additional shares in the future.

The substantial number of shares that will be eligible for sale in the future may adversely effect the market price of our common stock.

         Assuming the current exercise of all outstanding rights to acquire our common stock (and the exercise of warrants as to all 336,000 underlying shares, to be issued to NorthStar Capital Partners LLC in the event W. Edward Scheetz is elected to our board of directors), there would be 28,285,913 shares of common stock outstanding. 15,501,180 of these shares are or would be "restricted securities" under the Securities Act that are not covered by this prospectus.

         The market price of shares of our common stock could be adversely affected by future sales of restricted shares by existing stockholders pursuant to Rule 144 under the Securities Act, or future sales of up to 782,000 restricted shares by existing stockholders pursuant to a registration statement which we have agreed to file on their behalf.

         We cannot make any predictions as to the effect, if any, that market sales of these or other shares or the availability of these or other shares for future sale will have on the market price of our common stock prevailing from time to time.

We do not foresee paying dividends on our shares.

         We intend to retain any earnings to finance the expansion of our business; thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. There can be no assurance that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flow. Investors who anticipate the need for immediate income from dividends should not purchase our shares.

There is a limited trading market for shares of our common stock and the price for shares of our common stock is subject to fluctuation.

         Shares of our common stock are currently traded in the over-the-counter-market through quotation in the NQB Pink Sheets. Quotation of our common stock began on July 29, 1999. Actual trading volume since that date has been limited. We plan to seek quotation of our common stock on the National Association of Securities Dealers Over the Counter Bulletin Board, but there can be no assurance as to when, if ever, we will complete that process. There can be no assurance that the market for our common stock will develop or will provide enough liquidity to enable investors to dispose of any shares offered by this prospectus.

         The marketplace will determine present and future prices for the common stock and such prices may be influenced by many factors, including:

         o    the limited liquidity of the market for our common stock;
         o    our financial results;
         o    the offering of competitive services;
         o    investors' perceptions of us; and
         o    general economic, industry and market conditions.

         The stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many Internet-related technology companies and that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of a number of Internet technology companies' stocks are or recently have been at or near historical highs. There can be no assurance the trading prices of any Internet-related company, including ours, will be sustained.

Our directors may issue preferred stock without any vote or action of the stockholders.

         Our board of directors has the authority to issue up to 10,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any vote or action by the stockholders. The rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

Trades in our common stock may become subject to the "penny stock" regulations which could limit market liquidity of our common stock.

         Trades in our common stock are not currently subject to the "penny stock" regulations, but they may become subject to such regulations in the future. The regulations require additional disclosure by brokers and dealers in connection with trades and, if applicable, could further limit market liquidity of our shares.

This prospectus includes forward-looking statements which could differ from actual future results.

         Some of the statements in this prospectus that are not historical facts are "forward-looking statements". Forward-looking statements can be identified by the use of words such as "estimates," "projects," "anticipates," "expects," "intends," "believes" or the negative thereof or other variations thereon or by discussions of strategy that involve risks and uncertainties. We caution you that all the forward-looking statements contained in this prospectus are only estimates and predictions. Our actual results could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. Such risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

                            OUR BUSINESS AND PROPERTY

Overview

         We own and operate the Netword System, a patented Internet utility which offers a simple, consumer-friendly way to reach any destination on the Internet. The Netword System is a computerized technology that enables Internet users and owners of Internet resources, such as Web pages, alphanumeric pagers, files to transfer and e-mail addresses, to create simple and memorable words, phrases, numbers or other sequences of characters, called "Networds," which are used as Internet keywords to identify and access these resources in place of more complex Internet addresses known as universal resource locators or URLs. Networds may include familiar product or service names or slogans without the ".com" or other required URL prefixes or suffixes. Using Networds facilitates direct access to specific Internet resources without a browser search or the need to navigate through a complex structure of intermediate Web resources. Unlike limited keyword systems within the infrastructure of a proprietary network, such as America-On-Line's keyword system, or "bookmarks" generated by Internet users on their own computers, Networds are universal and may be used from any computer linked to the Internet.

         Access to Internet resources through the Netword System is available to all Internet users without charge. After logging on to the Internet, a user merely enters an existing Netword, like "NYYankees" or "SesameStreet," in any Netword-enabled browser or slot and is instantly transferred to the Internet address corresponding to the Netword. If the entry is not an existing Netword, the Netword System offers the user a variety of default options which may include the use of search engines to seek out URLs employing the entered term and the opportunity to create a Netword for the desired site. A user may enter Networds at the user's own Netword-enabled browser, our Web site at netword.com, Netword slots at sites belonging to other entities operating under arrangements with us, or a Netword-enabled slot on the user's home page. A user can enable a browser or homepage to use Networds by installing our software agent, which is available as a free one-minute download from our own Web site. As soon as the download is completed, the user can access any Web site for which a Netword exists (or for which the user creates a FREE Netword) merely by entering the Netword in the user's own browser.

         To date, our promotional and marketing strategy has focused on establishing teaming agreements with Web communities, through which Internet users are informed about Networds and provided with the ability to use and create "FREE Networds." We believe that as more Internet users access Web resources with Networds, commercial Web resource owners will register Networds to attract users to their sites. See "Marketing Strategy" below.

         Revenues from the Netword System are expected to be derived principally from registration of specific Networds by commercial Web resource owners, payments by these owners for hits on their sites, sales of banner ads and other advertising on our Web site and expanded service offerings to users of FREE Networds.

         An early version of the Netword System was introduced on the Internet in May, 1997 and we have continued to improve the system since then. Until recently, however, we lacked the resources to market it extensively. We have used the proceeds of recent financings to initiate a broader marketing effort described in detail below. Nevertheless, we continue to be a development stage business. Our ability to generate revenues sufficient to sustain the Netword System and to achieve profitability will probably depend initially upon the outcome of our expanded marketing efforts.

History

         Netword Inc. is a Delaware corporation which was formed on February 18, 1999. Immediately following its formation, it acquired by merger all of the assets and business of Netword LLC, a Delaware limited liability company which owned and operated the Netword System. The sole purpose of the merger was to reorganize Netword LLC as a corporation.

         Netword LLC was formed in December, 1996 when it acquired the assets of Birdshell Corporation, L.L.C. which comprised various computer programs and systems that were key elements of the Netword System as it then existed. Birdshell was formed in April, 1995, to develop and market the concept that became the Netword System.

Industry Background

         The Internet's emergence as a global medium for communications and commerce is a reality. According to reports published by International Data Corporation ("IDC"), commerce conducted over the Web will exceed $1 trillion by 2003 and the number of users who make purchases over the Web will increase from 31,000,000 in 1998 to more than 183,000,000 in 2003. Forrester Research, Inc. estimates that online advertising will reach $33 billion by 2004.

         In the last several years, there has been an outpouring of new enterprises that focus solely on distributing products and services over the Internet. More recently, mainstream businesses have begun to implement Web-based marketing programs to complement traditional business models and applications.

The Netword Opportunity And Solution

         We expect the increased use of the Internet by businesses and individuals to create a heightened demand for quick, easy and direct access to Web resources. The proliferation of complex URLs is an obstacle to satisfaction of this demand. The protocol currently governing the registration of Internet domain names requires the inclusion of .com or another suffix in every URL that identifies a top level Internet domain. Creating a separate top level domain name for every resource is theoretically possible but does not currently appear to be practicable because of time and structural constraints in the existing protocols under which the Internet is administered and the systems through which the Internet operates. Below the level of registered URLs, the density and diversity of information available on many Web sites and the methods of indexing and accessing this information within these sites lead to the denomination of various levels and sublevels of identification, which can result in URLs characterized by multiple words or characters or combinations of words or characters separated by reverse slashes. As these URLs become increasingly lengthy and complex, they become increasingly difficult to remember and, when identified or remembered, are subject to greater risk of faulty entry. It seems obvious that commercial Web resource owners can benefit from systems which simplify the names by which their customers can identify and access those resources. We believe the Netword System offers an efficient and affordable solution. Using the Netword System, commercial Web resource owners can identify each of their resources by selecting a corresponding Netword which may be a familiar product or service name or slogan that is easy to remember. The entry of the designated Netword will provide direct access to the resource.

Creating Networds

         Creating Networds. A Netword for any URL may be created or edited at our Web site at any time by following a simple on-line procedure. FREE Networds may be created without charge. "Registered Networds" may be created by opening an account with us and following a registration procedure described at our Web site (www.netword.com). A FREE Netword may, however, be bumped or displaced by a registered Netword. Networds can be created for both commercial and non-commercial purposes.

         The procedure for creating a Netword is as follows:

         o The user enters the proposed word, phrase or number into our database by following simple online instructions at our Web site.
         o If the proposed word, phrase or number is not available, either because of trademark restrictions or prior use for another URL, the Netword System immediately reports the conflict and offers the user the option to propose an alternative.
         o The creation of the new Netword is confirmed to the user in its browser and by e-mail and becomes instantly available to all other users.
         o The user who created a Netword can revisit our Web site to edit or change the Netword online at any time.

         Our terms and conditions are printed in full on our Web site and explain, among other things, that Networds are registered on a priority basis to countries, government agencies, established companies, public figures, and registered holders of trademarks, service marks, and other similar intellectual property rights. Subject to these priorities, Networds are registered to owners on a first-come, first-served basis.

         To support our policy of protecting registered trademarks and trade names, before a Netword is created we conduct a rapid online search of the U.S. Patent and Trademark Office files to determine if use of the proposed Netword will conflict with a federally registered trademark or tradename. We do not conduct any other independent investigation (such as an investigation of registered corporate or other business names or state trademark or tradename filings) to seek out potentially conflicting rights to the use of a proposed Netword.

Registration of Networds

         Registration of Networds. Owners of Web resources can register a Netword for any of their sites for a fee of $30 per year or $5.00 per month. Volume discounts are available. Branch Networds or subcategories of Networds (for example, a name like cnnfood as opposed to www.cnn.com/food) can be registered for $1 per Netword per month. Registrants agree to pay us $.01 per Netword-generated hit on each Web site in excess of 10,000 hits per month. Registered "Personal Networds" which are preceded by an asterisk are also available to users for $1 per Netword per month. Networds can be registered by commercial Web resource owners on a first-come first-served basis, subject to our standard terms and conditions.

Revenues, Extent of Netword Use and Expenditures

         As of July 31, 1999, sources of revenues were derived exclusively from Netword registrations at rates of $1,000 to $2,000 per month.

         As of July 31, 1999, approximately 240,000 Networds were available on the Netword System. Specifically:

         o Approximately 1,000 commercial Web resource owners, including approximately 40 Fortune 1,000 companies, had registered approximately 12,000 Networds.
         o We had placed approximately 55,000 familiar Networds in our database. These Networds provide links to 5,000 of the largest U.S. businesses, 2,000 TV and radio stations, 700 mainstream publications, 500 manufactured products, 150 government sites, 200 movie and TV programs and 125 sports teams. We receive no payment for the creation or use of these Networds.
         o   Internet users had created more than 170,000 FREE Networds.

         Over the two fiscal years ended December 31, 1998, we had spent approximately $746,000 for research and development.

Marketing Strategy

         Except for severable favorable articles written about us and the Netword System, and publicity generated under a teaming agreement with GeoCities, Inc. prior to GeoCities' acquisition by Yahoo! Inc. in June, 1999, the Netword System has not been generally publicized. It is our policy to allow every Internet user to create "FREE Networds" for non-commercial purposes and to make all FREE Networds instantly available to all Internet users. Our business model is to promote the convenience of FREE Networds as a means to multiply the number of consumers employing the Netword System, achieve a critical mass of consumers representing a vast potential market, and then to promote the availability of this market to attract commercial Web resource owners willing to pay appropriate fees for the rights to register Networds.

         To implement this strategy, we have begun and intend to continue to expose the Netword System to consumers through programs that:

         o promote and give access to the Netword System on community sites under teaming agreements with community sponsors;
         o   advertise the Netword System in more traditional forms of media;
             and

         o establish alliances with other Internet service providers (including the owners of search engines and telephone access facilities), especially those whose facilities can be coupled with and benefit from providing access to the Netword System.

         Additionally, we have created and continue to expand our existing Logo program. The Logo Program is an initiative to assist not-for-profit organizations to promote their Networds by displaying on their Web sites the Netword logo and slots which enable visitors to access our download agent. The Netword facility installed at each non-profit organization's site includes slots that permit the entry of Networds. Revenue sharing is not offered as part of this program. Approximately 100 organizations are currently participating in this program and have been important factors in driving traffic to our Web site.

         From November, 1998 until June, 1999, we had an active teaming agreement with GeoCities, Inc. pursuant to which GeoCities made available and communicated to its homesteaders (members who create Web sites on the GeoCities site) the Netword System and FREE Networds in exchange for certain fees and a percentage of certain related revenues. This agreement was terminated following Yahoo!, Inc.'s acquisition of GeoCities in June, 1999. The GeoCities relationship resulted in more than 2,000,000 hits to our Web site by GeoCities homesteaders, and they created more than 50,000 FREE Networds which are linked to their personal GeoCities Web pages. More than 3,000 homesteaders placed our logo and slot on the personal homepages at their GeoCities Web sites.

The Netword Directory

         In July 1999, we introduced the Netword Directory, an on-line facility at our Web site which organizes all Networds by subject categories. We intend to offer advertising in this directory as a potential additional source of revenue.

Netword System Components

         The Netword System currently runs on our own cluster of five PCs installed at the McLean Virginia facility of Exodus Communications, Inc., a tier-1 communications and co-location provider. We also maintain a back-up cluster of PCs at our Maryland offices. Our current services agreement with Exodus is for a one-year period, expiring August 23,2000, subject to successive one year renewals. The cost of this services agreement is $4,830 per month. This services agreement provides us with round the clock Internet access, manned security and technical monitoring.

         In June, 1999, we purchased additional equipment to facilitate installation of additional network access points for Internet connections in North America and Europe to provide additional redundancy and assure effective administration of traffic.

         Most of the non-proprietary components of the hardware and operations software in the Netword System are generally available from conventional commercial sources. The custom program software for the Netword System is written by our senior software engineers and maintained in a version control database, which is backed up and stored in a secure facility. Although we rely for programing on our current senior software engineers, we believe we would be able to find comparable substitute engineers if the need should arise.

         We believe that the operation of the Netword System is subject to minimal security risks. Our PC cluster is accessible only by layered passwords. If a fire or other major disaster were to destroy our co-location provider's facility, we believe that we could provide effective substitute service within 24 to 48 hours through the PC cluster at our offices and could return to 100% capacity with an alternate co-location provider within one to two weeks. If one of the five PCs in a cluster fails, any of the other four has capacity to serve as an immediately effective substitute. We have established a firewall which limits access to the Netword System and helps to insulate it from viruses.

Patent and Other Intellectual Property

         On June 9, 1998, we were issued patent No. 5764906 which describes the Netword System as a Universal Electronic Resource Denotation, Request and Delivery System that shares information and aliases among owners of Internet Web sites and other resources and Internet users. A recent decision in pending litigation relating to the infringement of the patent could materially limit its protective scope. See "Legal Proceedings" on page 32.

         We also own various copyrighted software with special purpose components not found in any existing off-the-shelf software of which we are aware.

         "Netword" is registered as a trademark with the U.S. Patent and Trademark Office. On April 30, 1996, we acquired the exclusive rights to the common law and registered trademarks and trade names "Netword" and "Netword, Inc." for aggregate payments of $40,600 over seven years.

Competition

         The market for Internet services is relatively new, intensely competitive, quickly evolving and subject to rapid technological changes. The Netword System already faces significant competition which may be expected to continue and intensify in the future. Our financial, marketing, research and development resources are limited, but we need to continue to invest in the development of the Netword System and the expansion and enhancement of our marketing and customer support services in order to compete effectively. There are no assurances that we will have sufficient resources to make the required investments.

         We believe our current competitors fit generally into the following categories:

         o keyword systems which operate through browsers, such as Netscape's Communicator versions 4.5 and higher and Microsoft's Internet Explorer 5.0, and RealNames Corporation's keyword system;
         o keyword systems within a proprietary network, such as America-On-Line's keyword system; and
         o Internet search engines and directories, such as Yahoo, AltaVista and Hotbot.

These systems are operated or backed by established companies, which have vastly greater financial, marketing, research and development resources than ours. Microsoft, AltaVista and Network Solutions have invested in or entered into agreements with RealNames Corporation, and RealNames has substantially greater financial resources than ours. Other established companies may decide to expand their operations to offer a full range of Internet services which could potentially include a service such as ours.

         Despite this array of competition, we believe we can compete effectively in our marketplace based upon our quick, efficient, easy-to use product that is free to Internet users and reasonably priced to owners of commercial Web resources. Other than RealNames' system, which has many of the functionalities of the Netword System, we are not aware of any service currently offered by our competitors which provides the range of functions made available through the Netword System. In practice, our system is broadly aimed to allow users to employ Networds across the entire Web. By contrast, we believe that the RealNames' system is more narrowly focused on the use of keywords in the search engines of RealNames' search partners. For a description of our patent and other intellectual property rights which may affect competition, see "Our Business and Property" - "Patent and Other Intellectual Property." See also "Legal Proceedings" for a description of pending litigation involving RealNames which may materially limit the protective scope of our patent rights.

         Services currently offered by our principal competitors have certain comparative limitations:

         o America-On-Line's keyword system registers keywords which point only to content on the America-On-Line network. This system does not permit Internet users to create their own free America-On-Line keywords, and owners of commercial content who desire to create keywords for use within America-On-Line's network are subject to a limited and expensive registration process.

         o Netscape's keyword system, which operates through its Communicator versions 4.5 and higher, does not permit Internet users or owners of commercial Web resources to register keywords. The keywords are created by Netscape and point to NetCenter portal content and other Web resources.
         o   Microsoft's Internet Explorer 5.0 browser does not permit Internet users or owners of commercial Web resources to register keywords.
         o   The registration of a keyword on RealName's system can be a lengthy process and costs significantly more than commercial registration of a Netword. RealNames keyword system does not offer a facility for Internet users to create free Internet keywords that can point to any resource.
         o Search engines provide multiple responses to a keyword entry and many of the responses may be unrelated to a user's query.

Government Approvals and Regulation

         We are not currently subject to direct federal, state or local government regulation, other than regulations applicable to businesses generally. There is only a small body of laws and regulations directly applicable to access to or commerce on the Internet.

         Due to the increasing popularity and use of the Internet, it is likely a number of additional laws and regulations may be adopted at the federal, state and local levels with respect to the Internet, covering issues such as intellectual property rights, user privacy, taxation, access charges, characteristics and quality of products and services, liability for third-party activities, transmission of sexually explicit material and jurisdiction. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for Networds or increase the cost of doing business or in some other manner harm our business. In addition, applicability to the Internet of existing laws governing issues such as intellectual property, taxation, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

         In particular, the use of Networds entails the potential risk of possible infringement of third party rights. The law regarding liability for contributory trademark infringement or facilitation of unfair competition on the Internet is still unsettled. Our published terms and conditions and operating procedures include certain measures to protect the rights of owners of registered trademarks. These measures however, may not be adequate to shield us from liability in the event of trademark infringement, dilution or unfair competition by the creator of a Netword.

Employees

         As of August 31, 1999, we had seven full time employees and six consultants who provided services on an as-needed basis. We believe that our success will depend in part on our continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense and we may not be able to readily identify, attract and retain such personnel in the future. We believe that our relationship with our employees is satisfactory. As of the date hereof, we believe that we have an appropriate mix of employee skills for our current business needs. None of our employees is represented by a labor union or retained under an employment contract. All of our employees are bound by confidentiality agreements.

Description of Property

         We do not own real property. Our principal offices located at 702 Russell Avenue, Third Floor, Gaithersburg, Maryland 20877 are leased until September 2003 and cover approximately 2000 square feet of office space at a monthly rent of approximately $3,300. We do not consider this leased location to be material to our operations, and we believe that equally suitable alternative locations are available.

                              SELLING STOCKHOLDERS

         The following table sets forth, as of September 10, 1999, certain information regarding stockholders for whom we are registering for resale to the public an aggregate of 6,784,733 shares of common stock, which include 2,000,000 shares presently outstanding and 4,784,733 shares issuable upon the exercise of outstanding warrants held by such stockholders. Unless otherwise disclosed in the footnotes to the table, no selling stockholder has held any position or office or had any other material relationship with us during the past three years.

                                                                               Number of
                                                                            Shares Offered
                                              Beneficially Owned by        for Sale for the             Beneficially Owned by
      Name of Selling                       Stockholder Prior to This          Account of               Stockholder After This
      Stockholder (1)                            Offering (2)(3)             Stockholder (3)               Offering (2)(4)
-------------------------------------------------------------------------------------------------------------------------------
                                       Number             Percentage                                Number of       Percentage
                                      of Shares            of Shares                                 Shares          of Shares
                                     ----------           ----------                                ---------       -----------
-------------------------------------------------------------------------------------------------------------------------------
Philip S. Abrams (5)                    35,952                *                   9,456               26,496            *
-------------------------------------------------------------------------------------------------------------------------------
Laurie Adler                            25,968                *                   5,933               20,035            *
-------------------------------------------------------------------------------------------------------------------------------
Alize Limited                        1,007,500                5.7%              270,000              737,500            4.1%
-------------------------------------------------------------------------------------------------------------------------------
Amaranth Resources
Limited                                205,000                1.2%              180,000               25,000            *
-------------------------------------------------------------------------------------------------------------------------------
Richard Anderson                         5,191                *                   1,365                3,826            *
-------------------------------------------------------------------------------------------------------------------------------
Keith B. Ballurio                        1,833                *                     482                1,351            *
-------------------------------------------------------------------------------------------------------------------------------
Wendy L. Beck                              365                *                      96                  269            *
-------------------------------------------------------------------------------------------------------------------------------
Vincent H. Bono                         15,627                *                   4,110               11,517            *
-------------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin (6)                  402,236                2.2%                6,625              395,611            2.2%
-------------------------------------------------------------------------------------------------------------------------------
Cheltenham Capital
Enterprises Limited                    610,000                3.4%              360,000              250,000            1.4%
-------------------------------------------------------------------------------------------------------------------------------
John J. Curley                          46,652                *                  12,270               34,382            *
-------------------------------------------------------------------------------------------------------------------------------
G. Mark Curry                          180,000                1.0%              180,000                    0            *
-------------------------------------------------------------------------------------------------------------------------------
Amy Diamond                                167                *                      44                  123            *
-------------------------------------------------------------------------------------------------------------------------------
Matthew Edelstein (7)                  106,748(16)            *                  24,390               82,358            *
-------------------------------------------------------------------------------------------------------------------------------
Estate of Robert Simons                331,193                1.9%               87,108              244,085            1.4%
-------------------------------------------------------------------------------------------------------------------------------
Falling Brook Investments
Ltd.                                   307,500                1.7%              270,000               37,500            *
-------------------------------------------------------------------------------------------------------------------------------
Anitra Feit                             90,890                *                  20,767               70,123            *
-------------------------------------------------------------------------------------------------------------------------------
Elliot Feit                             90,887                *                  20,766               70,121            *
-------------------------------------------------------------------------------------------------------------------------------

                                                                               Number of
                                                                            Shares Offered
                                              Beneficially Owned by        for Sale for the             Beneficially Owned by
      Name of Selling                       Stockholder Prior to This          Account of               Stockholder After This
      Stockholder (1)                            Offering (2)(3)             Stockholder (3)               Offering (2)(4)
-------------------------------------------------------------------------------------------------------------------------------
                                       Number             Percentage                                Number of       Percentage
                                      of Shares            of Shares                                 Shares          of Shares
                                     ----------           ----------                                ---------       -----------
-------------------------------------------------------------------------------------------------------------------------------
Jeffrey Feit                            25,968                *                   5,933               20,035             *
-------------------------------------------------------------------------------------------------------------------------------
Neal Feit                               25,968                *                   5,933               20,035             *
-------------------------------------------------------------------------------------------------------------------------------
Lynn Gettenberg                        207,812                1.2%               47,482              160,330             *
-------------------------------------------------------------------------------------------------------------------------------
John W. Gildea                         117,454                *                  26,836               90,618             *
-------------------------------------------------------------------------------------------------------------------------------
Joel H. Golovensky                      91,624                *                  20,935               70,689             *
-------------------------------------------------------------------------------------------------------------------------------
Mary Hamlin                              7,771                *                   2,044                5,727             *
-------------------------------------------------------------------------------------------------------------------------------
Lucy Hansen                             68,160                *                  15,951               52,209             *
-------------------------------------------------------------------------------------------------------------------------------
Ron and Joyce Heller                   779,234                4.4%              178,043              601,191             3.4%
-------------------------------------------------------------------------------------------------------------------------------
Hemery Nominees
Limited                                205,000                1.2%              180,000               25,000             *
-------------------------------------------------------------------------------------------------------------------------------
Murray Horowitz                        127,389                *                  29,106               98,283             *
-------------------------------------------------------------------------------------------------------------------------------
Hurlow Partners Inc.                   205,000                1.2%              180,000               25,000             *
-------------------------------------------------------------------------------------------------------------------------------
International Project
Finance Ltd.                           102,500                *                  90,000               12,500             *
-------------------------------------------------------------------------------------------------------------------------------
Jesurum (1994) Family
Limited Partnership, Robert
Jesurum and Toby Jesurum,
Trustees                               630,212                3.5%              147,484              482,728             2.7%
-------------------------------------------------------------------------------------------------------------------------------
Kenneth R. Johnsen                     246,709                1.4%               56,369              190,340             1.1%
-------------------------------------------------------------------------------------------------------------------------------
Gladys H. Karanfilian                  166,986                *                  39,078              127,908             *
-------------------------------------------------------------------------------------------------------------------------------
James Karanfilian (8)                1,154,798(17)            6.4%              288,269              866,529             4.8%
-------------------------------------------------------------------------------------------------------------------------------
Jordan Klineman                        996,924                5.6%              227,782              769,142             4.3%
-------------------------------------------------------------------------------------------------------------------------------
Justine Klineman                       996,924                5.6%              227,782              769,142             4.3%
-------------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman (9)                 2,581,802               13.3%              249,050            2,332,752            12.0%
-------------------------------------------------------------------------------------------------------------------------------
Klondike Resources
Inc.                                   695,372                3.9%              158,882              536,490             3.0%
-------------------------------------------------------------------------------------------------------------------------------
Lake & Co.                             205,000                1.2%              180,000               25,000             *
-------------------------------------------------------------------------------------------------------------------------------
Alan B. Miller                         119,279                *                  27,914               91,365             *
-------------------------------------------------------------------------------------------------------------------------------

                                       15

                                                                               Number of
                                                                            Shares Offered
                                              Beneficially Owned by        for Sale for the             Beneficially Owned by
      Name of Selling                       Stockholder Prior to This          Account of               Stockholder After This
      Stockholder (1)                            Offering (2)(3)             Stockholder (3)               Offering (2)(4)
-------------------------------------------------------------------------------------------------------------------------------
                                       Number             Percentage                                Number of       Percentage
                                      of Shares            of Shares                                 Shares          of Shares
                                     ----------           ----------                                ---------       -----------
-------------------------------------------------------------------------------------------------------------------------------
Srinivas Nagaraj                        20,235                *                   5,322               14,913             *
-------------------------------------------------------------------------------------------------------------------------------
David S. and Bette
Nagelberg (10)                         779,234                4.4%              178,043              601,191             3.4%
-------------------------------------------------------------------------------------------------------------------------------
Robert C. O'Mara                        93,843                *                  24,682               69,161             *
-------------------------------------------------------------------------------------------------------------------------------
Omnitrade Investments
Limited                                102,500                *                  90,000               12,500             *
-------------------------------------------------------------------------------------------------------------------------------
Palmerston Investments
Limited                                805,000                4.5%              180,000              625,000             3.5%
-------------------------------------------------------------------------------------------------------------------------------
Anthony and Emily
Pantaleoni (11)                        239,940                1.4%               56,151              183,789             1.0%
-------------------------------------------------------------------------------------------------------------------------------
Ppon Pictet & Cie                      717,500                4.0%              630,000               87,500             *
-------------------------------------------------------------------------------------------------------------------------------
Brian Puckett                            6,195                *                   1,629                4,566             *
-------------------------------------------------------------------------------------------------------------------------------
Donald Puckett                             167                *                      44                  123             *
-------------------------------------------------------------------------------------------------------------------------------
Jerry H. Pyle                          119,279                *                  27,914               91,365             *
-------------------------------------------------------------------------------------------------------------------------------
Joseph S. Reiss                        519,520                2.9%              118,702              400,818             2.2%
-------------------------------------------------------------------------------------------------------------------------------
Murray M. Rubin (12)                   197,143                1.1%               29,673              167,470             *
-------------------------------------------------------------------------------------------------------------------------------
Nadine V. Rubin                        129,868                *                  29,673              100,195             *
-------------------------------------------------------------------------------------------------------------------------------
Shlomo Segev (13)                      150,262                *                  16,753              133,509             *
-------------------------------------------------------------------------------------------------------------------------------
Davinder Sethi                          49,648                *                  13,058               36,590             *
-------------------------------------------------------------------------------------------------------------------------------
David Smith                                993                *                     261                  732             *
-------------------------------------------------------------------------------------------------------------------------------
Smith Vincent & Co.
Ltd.                                   205,000                1.2%              180,000               25,000             *
-------------------------------------------------------------------------------------------------------------------------------
Stilwell Holding LLC (14)              535,155                3.0%              122,275              412,880             2.3%
-------------------------------------------------------------------------------------------------------------------------------
Storage One Inc.                       512,500                2.9%              450,000               62,500             *
-------------------------------------------------------------------------------------------------------------------------------
Ike Suri                                17,893                *                   4,706               13,187             *
-------------------------------------------------------------------------------------------------------------------------------
Val D'Sol Holdings                     280,000                *                 180,000              100,000             *
-------------------------------------------------------------------------------------------------------------------------------

                                                                               Number of
                                                                            Shares Offered
                                              Beneficially Owned by        for Sale for the             Beneficially Owned by
      Name of Selling                       Stockholder Prior to This          Account of               Stockholder After This
      Stockholder (1)                            Offering (2)(3)             Stockholder (3)               Offering (2)(4)
-------------------------------------------------------------------------------------------------------------------------------
                                       Number             Percentage                                Number of       Percentage
                                      of Shares            of Shares                                 Shares          of Shares
                                     ----------           ----------                                ---------       -----------
-------------------------------------------------------------------------------------------------------------------------------
Dennis J. and Ann A
Wilkinson                              108,352                *                  28,498               79,854             *
-------------------------------------------------------------------------------------------------------------------------------
Batya Wise (15)                      1,849,288(18)            10.2%             422,534            1,426,754             7.9%
-------------------------------------------------------------------------------------------------------------------------------
Daniel Wise                            207,812                 1.2%              47,482              160,330             *
-------------------------------------------------------------------------------------------------------------------------------
Gidon Wise                             333,756                 1.9%              47,482              286,274             1.6%
-------------------------------------------------------------------------------------------------------------------------------
Marshall M. Wise                       117,454                *                  26,836               90,618             *
-------------------------------------------------------------------------------------------------------------------------------
Richard and Ragna Young                114,850                *                  30,207               84,643             *
-------------------------------------------------------------------------------------------------------------------------------

  * Less than one percent. Based on 17,705,924 shares outstanding on September 10, 1999.

(1) The names of additional Selling Stockholders may be provided later pursuant to Section 424 (c) of the Securities Act.

(2) Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the securities beneficially owned.

(3) Includes shares of common stock held as of the date of this prospectus and those that are issuable upon the exercise of warrants issued in connection with our merger with Netword LLC.

(4) Assumes the sale of all shares of common stock offered for sale for the account of the selling stockholder including shares issuable upon the exercise of outstanding warrants.

(5) Mr. Abrams served as Vice President, Marketing of Netword LLC from December 1996 to March 3, 1997.

(6) Mr. Bostin is presently the Chief Operating Officer of Netword Inc. From August 1997 to February 1999 he served as the Chief Operating Officer of Netword LLC. From April 1997 to August 1997, he served as Director of Marketing of Netword LLC.

(7) Mr. Edelstein founded Birdshell Corporation, L.L.C. in April 1995 and served as President until its assets were acquired by Netword LLC in December 1996.

(8) Mr. Karanfilian served as a Manager of Netword LLC from December 1996 to February 1999 and thereafter as a director of Netword Inc. until April 1999. He served as Chairman of Birdshell until it was acquired by Netword LLC in December 1996.

(9) Mr. Klineman served as a Manager of Netword LLC from December 1996 to February 1999 and thereafter as a director and officer of Netword Inc.

(10) Mr. and Mrs. Nagelberg hold our common stock and warrants to purchase common stock as joint tenants.

(11) Mr. Pantaleoni served as counsel to Birdshell prior to its acquisition by Netword LLC in December 1996.

(12) Mr. Rubin has been Treasurer and Chief Financial and Accounting Officer of Netword Inc. since September 1999. He has provided accounting and tax preparation services to us since December 1996.

(13) Mr. Segev served as a software engineer for Netword LLC from December 1996 to February 1998 and for Birdshell prior to December 1996.

(14) Prior to February 1999, the Managing Partner of Stilwell Holding LLC, K.A. Taipale was a Member of the Board of Managers of Netword LLC.

(15) Ms. Wise is the wife of Michael Wise, the President and Chief Executive Officer of Netword Inc. Mr. Wise disclaims beneficial ownership of shares beneficially owned by his wife.

(16) Excludes (a) 85,473 shares of common stock currently outstanding and (b) 30,503 shares of common stock issuable upon exercise of outstanding warrants held by James Karanfilian. An option to purchase such shares was granted to Matthew Edelstein in September 1996 at Mr. Karanfilian's original cost of $256,666 plus 10% annual interest until January 26, 2000.

(17) Includes (a) 85,473 shares of common stock currently outstanding and (b) 30,503 shares of common stock issuable upon exercise of outstanding warrants held by James Karanfilian. An option to purchase such shares was granted to Matthew Edelstein in September 1996 at Mr. Karanfilian's original cost of $256,666 plus 10% annual interest until January 26, 2000.

(18) Includes (a) 89,630 shares of common stock held by Ms. Wise in a custodial account in her name as custodian for her minor son, David Wise, and (b) 26,546 shares issuable upon the exercise of warrants also held by Ms. Wise as custodian for David Wise.

                              PLAN OF DISTRIBUTION

         Stockholders listed in the selling stockholder chart may from time to time offer and sell 6,784,733 shares of our common stock directly to purchasers. They may also from time to time offer all or any of the shares through brokers, dealers or agents. The selling stockholders and/or the purchasers of the shares may offer discounts, concessions or commissions to participating brokers, dealers or agents.

         The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters". Any profits on the sale of the shares by them and any discounts, commissions or concessions which they receive may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders are deemed to be underwriters they may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

         The selling stockholders may sell the shares from time to time in one or more transactions at:

         o   fixed prices;
         o   prevailing market prices at the time of sale;
         o   varying prices determined at the time of sale; or
         o   negotiated prices.

         The shares may be sold by one or more of the following methods, without limitation:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
         o   purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
         o   ordinary brokerage transactions and transactions in which a broker solicits purchasers; o face-to-face transactions between sellers and purchasers without a broker-dealer; and o the writing of options.

         In addition, subject to applicable state and foreign laws, the selling stockholders may sell their shares outside the United States pursuant to Rules 903 and 904 of Regulation S, in private transactions or under Rule 144, rather than pursuant to this prospectus.

         To the best of our knowledge, there are currently no plans, arrangements or understandings between any of the selling stockholders and any broker, dealer, agent or underwriter regarding the sale of shares by the selling stockholders. There is no assurance that any selling stockholder will sell any or all of the shares offered by it pursuant to this prospectus or that any selling stockholder will not transfer, devise or donate such shares by means not described in this prospectus.

         The selling stockholders and any other person participating in the offering will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales. These restrictions may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the shares.

         We have entered into an indemnification agreement with the selling stockholders which provides that we and each selling stockholder will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         We will pay substantially all of the expenses incidental to the registration, offering and sale of our shares of common stock covered by this prospectus, except expenses for commissions, fees and discounts of underwriters, brokers, dealers and agents.

         As used in this prospectus, reference to a selling stockholder includes its pledgees who sell shares of our common stock received from the selling stockholder after the date of this prospectus.

         We will make copies of this prospectus available to the selling stockholders. At or prior to the time of any sale of shares by a selling stockholder pursuant to this prospectus, the selling stockholder must deliver a copy of this prospectus to the purchaser.

                                 USE OF PROCEEDS

         We will receive no proceeds from the sale of shares by selling stockholders.

         We will receive $1.25 per share from any exercise of outstanding warrants to purchase an aggregate of 4,784,733 shares which may be resold pursuant to this prospectus. If all of these warrants were exercised, we would receive gross proceeds of $5,980,916.25. There is no assurance that any of the warrants will be exercised. Any proceeds received by us upon the exercise of the warrants will be used for general corporate purposes, including working capital and implementation of our marketing strategy.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         Our directors, officers and significant employees1 and certain biographical information about them are as follows:

Name                        Age            Position
----                        ---            --------
Michael L. Wise             56             President, Chief Executive Officer, Director

Kent M. Klineman            67             Secretary, Director

W. Edward Scheetz           41             Expected to become a director. *

Shepard C. Bostin           33             Chief Operating Officer, Vice President of Marketing

Murray M. Rubin             56             Chief Financial and Accounting Officer , Treasurer

Thomas Sweeting             36             Senior Software Engineer

Simon Janes                 28             Senior Software Engineer

         * Subject to our obtaining directors and officers liability insurance, Mr. Scheetz has agreed to join our board of directors.

         Michael Wise joined Netword LLC in December 1996 as chairman of the Board of Managers and became its President and Chief Executive Officer in August 1997. Additionally, he is Vice-Chairman of nStor Technologies, Inc. (AMEX: NSO), a manufacturer of RAID subsystems and information storage solutions for PC-LAN and Unix. Since 1988, Mr. Wise has been a director (Chairman of the Board from 1992-1997) and officer of nStor. He founded IMNET Systems, Inc. (NASDAQ: IMNT), an imaging and information solutions systems provider, and served as a director and officer of that company from 1986-1995. Mr. Wise has a Ph.D. in Theoretical Physics from Brandeis University.

         Kent M. Klineman joined Netword LLC in December 1996 and acts as our in-house counsel. Since 1994, he has owned and operated Klineman Holding Corp., a New York venture capital firm. In 1999, he became the President and Chief Executive Officer of Hudson Investment Corp. He is also a founder, director and the secretary of EIS International, Inc. (NASDAQ: EISI), a manufacturer of computerized telemarketing systems, and a director and a member of the executive and audit committees of Concord Camera Corp. (NASDAQ:LENS). Mr. Klineman is a graduate of Dartmouth College and Harvard Law School and holds a masters in taxation from N.Y.U. Law School's graduate tax program.

         W. Edward Scheetz is a founder and is currently Co-Chief Executive Officer of NorthStar Capital Investment Corp. where he has overseen the investment of more than $1 billion in real estate assets and operating companies. Prior to joining NorthStar in July 1997, Mr. Scheetz was a partner of Apollo Real Estate Advisors from 1993 to 1997 and a principal of Trammell Crow Ventures from 1989 to 1993. Mr. Scheetz has an A.B. in economics from Princeton University.

         Shepard C. Bostin joined Netword LLC in March 1997 as director of marketing and became its Chief Operating Officer in August 1997. Prior to working for us, from March 1995 to March 1997, he was Vice President of Product Marketing for SelectStar, Inc. From June 1994 to March 1995 he was an employee of Intersolv, Inc. Mr. Bostin holds a B.S., with honors, in Information and Decision Systems from Carnegie Mellon University.

--------
1 "Significant employees" means such persons as production managers, sales managers or research scientists, who are not executive officers, but who make or are expected to make significant contributions to our business.

         Murray M. Rubin is a certified public accountant and has served as the Executive Vice President and Chief Financial Officer of Klineman Holding Corp. and various related companies controlled by Mr. Klineman since 1982. He is a member of the American Institute of Certified Public Accountants and Pennsylvania Institute of Certified Public Accountants. Mr. Rubin holds a B.S. in Business Administration from The Pennsylvania State University and a Certificate of International Studies from the University of Heidelberg.

         Thomas Sweeting joined Netword LLC in March 1997. He oversees the development of our customer account management and billing software, and our download agent software. From March 1994 to February 1997 he was an employee of Highland Technologies, Inc. From 1992 to February 1994 he was an employee of Intrafed Inc. He received a B.S. in Computer Science from the University of Maryland.

         Simon Janes was employed as a systems administrator by Netword LLC from January 1997 to August 1997. After an eight month leave to attend George Mason University, he returned to us in April 1998 as a systems administrator and software engineer. He manages the development of our query, registration and Web servers and is responsible for our hardware installation, configuration and maintenance. From May 1994 to December 1996, he was employed as a systems administrator for Network and Communications Management. He is a recognized expert in the Linux operating system and related software, and, in addition to developing the EQL device driver for Linux, is among fewer than 100 Certified Linux Administrators in the world.

         Directors do not receive a salary for their services as directors or a fee for attendance in person at meetings of the board of directors. Directors are reimbursed for travel expenses and other out-of-pocket expenses incurred in connection with their attendance at meetings.

         Executive officers serve at the discretion of our board of directors. Significant employees serve at the discretion of our executive officers and board of directors. None of our officers or significant employees have entered into employment agreements. Accordingly, such employees may leave, and we may terminate, their employment at any time, with or without cause.

Limitations on liability and indemnification matters.

         The Delaware General Corporation Law provides that a company may indemnify its directors and officers against certain liabilities. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with actions, suits or proceedings in which they are involved because of their affiliation with us.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         The following chart sets forth the remuneration of our directors and officers for fiscal year 1998. Footnotes to the chart indicate certain remuneration of our officers and directors for 1999.

-------------------------------------------------------------------------------------------------------------------
Name and Principal Position             Fiscal Year       Salary           Other Compensation               Options
---------------------------             -----------       ------           ------------------               -------
-------------------------------------------------------------------------------------------------------------------
Michael L. Wise                         1998              None (1)         (1)                                   (3)
President, Chief Executive
Officer, Director
-------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                        1998              None             (2)                                   (3)
Secretary, Director
-------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz                       1998              None             None.                                 (4)
Expected to become a director.*
-------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                       1998              $102,000         None.                                 (3)
Chief Operating Officer, Vice
President of Marketing
-------------------------------------------------------------------------------------------------------------------
Murray M. Rubin                         1998              None             None.                                 (3)
Chief Financial and Accounting
Officer, Treasurer
-------------------------------------------------------------------------------------------------------------------
Three highest paid officers and         1998              $102,000         None.                                 (3)
directors as a group.
-------------------------------------------------------------------------------------------------------------------

         * Subject to our obtaining directors and officers liability insurance, Mr. Scheetz has agreed to join our board of directors.

(1) From May 1, 1999 through August 31, 1999, we paid Mr. Wise a business consulting fee of $8,000 per month. As of August 31, 1999, he began receiving a salary at the same rate.

(2) As of May 1, 1999, we commenced payment to Mr. Klineman of a retainer for legal services at the monthly rate of $4,000 (to be applied against charges for Mr. Klineman's services at the rate of $250 per hour).

(3) Michael L. Wise was granted options to purchase (a)1,000 units of Netword, LLC on September 30, 1997 and (b) 2,331.30 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Wise was granted new options to purchase (a) 824,557 shares of our common stock at an exercise price of $0.1666 per share and (b) 294,265 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on March 15, 1999, Mr. Wise was granted options to purchase 825,000 shares of our common stock at an exercise price of $1.25 per share. These options will expire on February 17, 2004. He received all of these options in his capacity as a manager, director or officer.

      Kent M. Klineman was granted options to purchase (a)1,000 units of Netword, LLC on September 30, 1997 and (b) 1,804.20 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Klineman was granted new options to purchase (a) 694,090 shares of our common stock at an exercise price of $0.1666 per share and (b) 247,705 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on March

      15, 1999, Mr. Klineman was granted options to purchase 550,000 shares of our common stock at an exercise price of $1.25 per share. These options will expire on February 17, 2004. He received all of these options in his capacity as a manager or director.

      Shepard C. Bostin was granted options to purchase (a) 520.76 units of Netword, LLC on September 30, 1997 and (b) 590.57 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Bostin was granted new options to purchase (a) 275,074 shares of our common stock at an exercise price of $0.1666 per share and (b) 98,167 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. He received all of these options in his capacity as an employee.

      Murray M. Rubin was granted options to purchase 30 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Rubin was granted new options to purchase (a) 7,425 shares of our common stock at an exercise price of $0.1666 per share and (b) 2,650 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on September 7, 1999, Mr. Rubin was granted options to purchase 50,000 shares of our common stock at an exercise price of $1.50 per share. These options will expire on September 7, 2001. He received all of these options in his capacity as a consultant or officer.

(4) We have agreed to issue immediately exercisable warrants, expiring on June 30, 2004, to purchase 336,000 shares of common stock at an exercise price of $1.50 per share to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors. Mr. Scheetz holds a 50% interest in NorthStar.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Voting Securities and Principal Holders Thereof .

         The following table sets forth certain information as of September 10, 1999 with respect to shares of our common stock held of record by: (a) the three highest paid persons who are officers, (b) all directors, (c) all directors and officers as a group, and (d) each person who is not an officer or director who is known by us to own more than 10% of our outstanding common stock.

-----------------------------------------------------------------------------------------------------------------------------------
                                                          Percentage of                                          Percentage of
Name and                       Amount Owned               common stock                 Amount Owned               common stock
address of                      Before the               owned after the                 after the               owned after the
stockholder (1)               Offering (2)(3)            offering (2)(3)            Offering (2)(3)(10)        offering (2)(3) (10)
-----------------------------------------------------------------------------------------------------------------------------------
Shepard C.                         402,236                    2.2%                         395,611                      2.2%
Bostin (4)
-----------------------------------------------------------------------------------------------------------------------------------
Kent M.
Klineman (5)                     2,581,802                   13.3%                       2,332,752                     12.0%
-----------------------------------------------------------------------------------------------------------------------------------
W. Edward
Scheetz (6)                      1,056,000                    5.8%                       1,056,000                      5.8%
-----------------------------------------------------------------------------------------------------------------------------------
Michael Wise (7)                 1,943,822                    9.9%                       1,943,822                      9.9%
-----------------------------------------------------------------------------------------------------------------------------------
Batya Wise (8)                   1,849,288                   10.2%                       1,426,754                      7.9%
-----------------------------------------------------------------------------------------------------------------------------------
All officers and                 6,181,003                   27.4%                       5,895,655                     26.2%
directors as a
group (6)(9)
-----------------------------------------------------------------------------------------------------------------------------------

(1)   All addresses are in our care at our principal offices.

(2) As of September 10, 1999, there were 17,705,924 shares of common stock outstanding. The amounts shown for each stockholder include shares underlying currently exercisable options, warrants and convertible securities held by the stockholder on that date.

(3) Except as otherwise indicated in a footnote to this chart, each person named in the table has sole voting and dispositive power with respect to the shares of common stock held by that person. Except as described in the following sentence, the shares of common stock of each person named in the table do not include shares held by that person's spouse or children. The shares of common stock of Batya Wise include shares held by Ms. Wise as custodian for David Wise.

(4) Shepard C. Bostin is an officer. His shares include 373,241 shares underlying currently exercisable options and 6,625 shares underlying currently exercisable warrants.

(5) Kent M. Klineman is both an officer and a director. His shares include 1,491,795 shares underlying currently exercisable options and 249,050 shares underlying currently exercisable warrants.

(6) W. Edward Scheetz is expected to become a director. His shares include 320,000 shares underlying currently exercisable warrants which are held by NorthStar Capital Partners LLC, in which Mr. Scheetz has 50% of the voting power and economic interest, and 336,000 shares underlying warrants which will be granted to NorthStar upon his election to our board of directors.

(7) Michael Wise is both an officer and a director. His shares consist of 1,943,822 shares underlying currently exercisable options.

(8) Batya Wise owns more than 10% of the outstanding common stock. Her shares include 89,639 shares which she holds as custodian for her son David Wise, and an aggregate of 422,534 shares underlying currently exercisable warrants which she holds either individually or as custodian for David Wise. She does not hold any options. Ms. Wise is the wife of Michael Wise, who disclaims beneficial ownership of shares held by his wife.

(9) Includes 3,868,933 shares underlying currently exercisable options and 944,548 shares underlying currently exercisable warrants.

(10) Assumes exercise of outstanding warrants at $1.25 per share and resale of all shares received upon such exercise.

Options, Warrants and Rights.

         The following table sets forth certain information as of September 10, 1999 with respect to options, warrants and rights to purchase shares of common stock which are held of record by: (a) the three highest paid persons who are officers, (b) all directors, (c) all directors and officers as a group, and (d) each person who is not an officer or director who is known by us to own more than 10% of the outstanding common stock.

-------------------------------------------------------------------------------------------------------------------------------
                                    Common stock                                         Common stock
                                     underlying                                           underlying
Name of stockholder               warrants (1)(2)(4)        Exercise price             options (1)(3)(4)         Exercise price
-------------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                       6,625                    $1.25                      275,074                   $0.1666

                                                                                             98,167                   $1.25
-------------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                      249,050                    $1.25                      694,090                   $0.1666

                                                                                            797,705                   $1.25
-------------------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz (5)                 656,000                    $1.50                         None                   --

-------------------------------------------------------------------------------------------------------------------------------
Michael Wise                             None                                               824,557                   $0.1666

                                                                                          1,119,265                   $1.25
-------------------------------------------------------------------------------------------------------------------------------
Batya Wise (6)                        422,534                    $1.25                         None                   --
-------------------------------------------------------------------------------------------------------------------------------
All executive officers and            285,348                    $1.25                    1,801,146                   $0.1666
directors as a group. (5)
                                      659,200                    $1.50                    2,017,787                   $1.25

                                                                                             50,000                   $1.50
-------------------------------------------------------------------------------------------------------------------------------

(1) All of the options and warrants are currently exercisable. 656,000 warrants beneficially held by W. Edward Scheetz and 3,200 warrants beneficially held by Murray M. Rubin, our Chief Financial and Accounting Officer, are presently or upon issuance will be transferable subject to the availability of an exemption under the securities laws. None of the other warrants or options are transferable, except by will or the laws of descent and distribution.

(2) Warrants to purchase 320,000 shares of our common stock which are beneficially held by W. Edward Scheetz and warrants to purchase 3,200 shares of our common stock which are beneficially held by Murray M. Rubin, our Chief Financial and Accounting Officer, expire on June 30, 2004 and are subject to our prior redemption under certain circumstances. Warrants to purchase 336,000 shares of our common stock will be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors and will expire on June 30, 2004. All other warrants expire on February 17, 2002 and are subject to our prior redemption under certain circumstances. See "Description of Securities" on page 28 for the terms under which a redemption may occur.

(3) All options to purchase shares of common stock for $0.1666 per share expire on February 17, 2002. All options to purchase shares of common stock for $1.25 per share expire on February 17, 2004. Options to purchase shares of common stock for $1.50 per share expire on September 7, 2001.

(4) Shares underlying warrants and options of each person named in the table exclude shares underlying warrants or options held by the named person's spouse or children, except that the shares underlying warrants held by Batya Wise include shares underlying warrants which she holds as custodian for David Wise.

(5) Mr. Scheetz is expected to become a director. All warrants are held by NorthStar Capital Partners LLC, in which Mr. Scheetz has 50% of the voting power and economic interest. The number of warrants includes warrants to purchase 336,000 shares of our common stock which will be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors.

(6) Batya Wise is the wife of Michael Wise, who disclaims beneficial ownership of all warrants and shares beneficially owned by his wife.

      There are no other classes of common stock and no shares of preferred stock outstanding. We have no parents or subsidiaries.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

      Certain of our officers and directors received options to purchase shares of our common stock and are currently paid consulting fees. See "Remuneration of Directors and Officers" on page 23.

                            SECURITIES BEING OFFERED

         Shares of our common stock are the only securities being offered pursuant to this prospectus.

         Each share of our common stock is identical in all respects and entitles the holder thereof to the same rights and privileges enjoyed by other holders of shares of common stock and subjects them to the same qualifications, limitations and restrictions to which all such other holders are subject.

         Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of the common stock do not have cumulative voting rights. Accordingly, subject to the voting rights that holders of preferred stock may then possess, holders of a plurality of the shares of common stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding capital stock constitutes a quorum.

         The holders of common stock are entitled to dividends when declared by our board of directors from legally available funds. The holders of common stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution. We do not anticipate declaring or paying any cash dividends in the foreseeable future.

         None of the shares of common stock:

         o   have preemptive voting rights;
         o   are redeemable;
         o   are liable for assessments or further calls;
         o   have conversion rights; or
         o   have sinking fund provisions.

         All of the shares of common stock being offered hereby are being offered for sale from time to time by certain of our stockholders as indicated on the selling stockholder chart beginning on page 14, or any supplement thereto.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue 40,000,000 shares of common stock, par value $.01 per share, and 10,000 shares of preferred stock, par value $.01 per share. If all of the warrant shares covered by this prospectus are issued, we will have 22,490,657 outstanding shares of common stock, including 1,600,000 shares issuable upon exercise of all of the Regulation S warrants and 3,184,733 shares issuable upon exercise of all of the merger warrants. In addition, we have reserved 5,795,256 shares of our common stock for issuance upon the exercise of other outstanding warrants (including those to be issued to NorthStar Capital Partners LLC upon the election of W. Edward Scheetz's to our board of directors) and options and the conversion of convertible notes. We have also reserved 2,944,137 shares of our common stock for issuance upon exercise of options that may be granted in the future pursuant to our stock option plan. Assuming the purchase of shares of common stock underlying all warrants, options and convertible notes outstanding as of September 10, 1999 and the exercise of the warrants to be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors, 28,285,913 shares of common stock would be issued and outstanding.

Common Stock

         For a description of our common stock, see "Securities Being Offered" directly preceding this section of the prospectus.

Preferred Stock

         We may issue 10,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of our preferred stock at the time of its issuance without action by the stockholders. The terms of any issuance of preferred stock may include:

         o voting rights, including the right to vote as a series on particular matters, which could be superior to those of the shares of common stock;
         o preferences over the shares of common stock as to dividends and distributions in liquidation;
         o conversion and redemption rights, including the right to convert into shares of common stock; and
         o   sinking fund provisions.

         None of the preferred stock is currently outstanding.

Stock Option Plan

         On March 18, 1999, our board of directors and a majority of our stockholders adopted a stock option plan. Under the stock option plan options to acquire an aggregate of 7,500,000 shares of common stock may be granted to our employees, officers, directors and consultants, as well as other persons, at the discretion of our board of directors. The stock option plan authorizes our board of directors to issue incentive stock options, as defined in Section 422A(b) of the Internal Revenue Code, and stock options that do not conform to the requirements of that code section which are referred to as non-incentive stock options. Our board of directors has discretionary authority to determine the types of stock options to be granted, the persons among those eligible to whom options may be granted, the number of shares to be subject to such options and the terms thereof. Officers, directors, consultants and other persons who are not our employees may only be granted non-incentive stock options. The exercise price of an incentive stock option will be equal to or greater than the fair market value of the underlying shares of stock as of the date of the grant. The exercise price of a non-incentive stock option will be determined by our board of directors at the time the option is granted. The exercise price may be paid in cash, certified or bank check or by promissory note on terms prescribed by our board of directors.

Outstanding Options

         In connection with our merger with Netword LLC, options to purchase units of Netword LLC were canceled and each employee, manager and consultant of Netword LLC who held an option to purchase one unit of Netword LLC was granted new options under our stock option plan to purchase (a) 247.518331 shares of our common stock at an exercise price of $0.1666 per share and (b) 88.333682 shares of our common stock at an exercise price of $1.25 per share. As a result, we granted new options to purchase a total of 2,284,374 shares of common stock at an exercise price of $0.1666 per share (of which 43,315 have since been terminated) and 815,239 shares of common stock at an exercise price of $1.25 per share (of which 15,458 have since been terminated). Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. In March and September, 1999, additional options to purchase an aggregate of 1,515,023 shares of our common stock at exercise prices ranging from $1.25 to $1.50 per share were granted to certain of our directors, officers and consultants. As of September 10, 1999, none of these options had been exercised.

Outstanding Warrants and Convertible Notes

         Merger Warrants. In connection with our merger with Netword LLC, each holder of units in Netword LLC received in exchange for each unit, (a)
247.518331 shares of our common stock and (b) warrants to purchase 88.333682 shares of our common stock at an exercise price of $1.25 per share. Accordingly, on February 18, 1999, we issued warrants to acquire a total of 3,184,733 shares of common stock. Each of those warrants is currently exercisable and expires on February 17, 2004, subject to our earlier redemption. As of September 10, 1999, none of these warrants had been exercised. The warrants issued in the merger are exercisable only by the original holder or a transferee who received the warrant by will or the laws of descent and distribution.

         The exercise price of these warrants and the number of warrant shares issuable upon their exercise are subject to adjustment in certain circumstances. These circumstances include a stock split of, stock dividend on, or a subdivision, combination or recapitalization of, the common stock. The warrants do not confer upon the holder any voting or any other rights of a stockholder.

         We may redeem all or any of the merger warrants, at a price of $0.05 per underlying share, at any time after the first date on which the average of the closing bid prices for our shares of common stock in any inter-dealer quotation system on which the common stock has been the subject of both bid and ask quotations shall have exceeded $2.50 per share on 10 consecutive trading days. After the date fixed for redemption by written notice delivered to the warrant holders, the right to exercise the redeemed portion of any warrant will cease, and the holder will be entitled only to receive payment of the redemption price for the redeemed portion of the warrant. Upon a holder's surrender of a warrant, we will deliver to the holder a new warrant of like tenor and date with respect to any unredeemed portion of the warrant.

         Regulation S Warrants. In an offering pursuant to Rule 903 of Regulation S under the Securities Act, on March 19, 1999, we sold warrants to purchase 1,600,000 shares of our common stock at $1.25 per share. These warrants are currently exercisable at $1.25 per share and will expire on February 8, 2000, subject to prior redemption as described below. As of September 10, 1999, none of the warrants had been exercised.

         The exercise price of these warrants and the number of shares issuable upon their exercise are subject to adjustment in certain circumstances. These circumstances include a stock split of, stock dividend on, or a subdivision, combination or recapitalization of, our common stock. The warrants do not confer upon the holder any voting or any other rights of a stockholder.

         Regulation S warrants are exercisable only by the original holder or by a transferee, provided, that we are satisfied that the transfer was made in any of the following circumstances:

         o The transfer was made to a non-U.S. person who purchased and received the warrant outside the United States in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

         o The transfer was made pursuant to an exemption from registration under the Securities Act and we have received an opinion to that effect from counsel acceptable to us.

         We may redeem all or any of the Regulation S warrants, at a price of $0.05 per underlying share, at any time after the first date on which the average of the closing bid prices for our shares of common stock in any inter-dealer quotation system on which the common stock has been the subject of both bid and ask quotations shall have exceeded $2.00 per share on 10 consecutive trading days. After the date fixed for redemption by written notice delivered to the warrant holders, the right to exercise the redeemed portion of any warrant will cease, and the holder will be entitled only to receive payment of the redemption price for the redeemed portion of the warrant. Upon a holder's surrender of a warrant, we will deliver to the holder a new warrant of like tenor and date with respect to any unredeemed portion of the warrant.

         We have filed this registration statement to fulfill our obligation under the terms of the Reg S offering.

         Additional Warrants. We have also privately issued or agreed to issue warrants to purchase an aggregate of 1,219,393 shares of common stock at exercise prices ranging from $0.1666 to $1.50 per share. All of these warrants are outstanding and exercisable on the date hereof, except that warrants to purchase 336,000 shares at $1.50 per share which we have agreed to issue will be exercisable upon their issuance.

         Convertible Notes. We have issued convertible notes totaling $20,000, due March 31, 2002, which are convertible into common stock at $1.00 per share.

Transfer Agent and Registrar

         Our transfer agent and registrar is Continental Stock Transfer & Trust Company, located at Two Broadway, New York, New York 10004. Its telephone number is (212) 509-4000.

Listing

         Shares of our common stock are currently quoted in the NQB Pink Sheets under the trading symbol "NTWD."

                               SIGNIFICANT PARTIES

-------------------------------------------------------------------------------------------------------------------------------
Name                                        Address                                     Relationship to Netword, Inc.
----                                        -------                                     -----------------------------
-------------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                           c/o Netword, Inc.                           Chief Operating Officer, Vice
                                            702 Russell Avenue, Third Floor             President of Marketing
                                            Gaithersburg, MD 20877
-------------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                            1270 Avenue of the Americas                 Secretary, Director, beneficial owner
                                            Suite 1800                                  of more than 5% of our common
                                            New York, NY 10020                          stock.
-------------------------------------------------------------------------------------------------------------------------------
Murray M. Rubin                             c/o Netword, Inc.                           Chief Financial and Accounting
                                            702 Russell Avenue, Third Floor             Officer, Treasurer
                                            Gaithersburg, MD 20877
-------------------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz                           c/o NorthStar Capital Investment            Expected to become a director. Upon
                                            Group                                       his election to our board of directors,
                                            527 Madison Avenue                          he will become a beneficial owner of
                                            16th Floor                                  more than 5% of our common stock.
                                            New York, New York 10022
-------------------------------------------------------------------------------------------------------------------------------
Michael Wise                                c/o Netword, Inc.                           President, Chief Executive Officer,
                                            702 Russell Avenue, Third Floor             Director, beneficial owner of more
                                            Gaithersburg, MD 20877                      than 5% of our common stock.
-------------------------------------------------------------------------------------------------------------------------------
Batya Wise                                  c/o Netword, Inc.                           Beneficial owner of more than 5% of
                                            702 Russell Avenue, Third Floor             our common stock.
                                            Gaithersburg, MD 20877
-------------------------------------------------------------------------------------------------------------------------------
Alize Limited                               P.O. Box 175                                Beneficial owner of more than 5% of
                                            Frances House                               our common stock.
                                            Sir William Place
                                            St. Peter Port
                                            Guernsey, Channel Islands
                                            GY1 4HQ
-------------------------------------------------------------------------------------------------------------------------------
James Karanfilian                           235 South Dwight Place                      Beneficial owner of more than 5% of
                                            Englewood, NJ 07631                         our common stock.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
Name                                        Address                                     Relationship to Netword, Inc.
----                                        -------                                     -----------------------------
-------------------------------------------------------------------------------------------------------------------------------
Jordan Klineman                             1270 Avenue of the Americas,                Beneficial owner of more than 5% of
                                            Suite 1800                                  our common stock.
                                            New York, NY 10020
----------------------------------------------------------------------------------------------------------------------------
Justine Klineman                            1270 Avenue of the Americas,                Beneficial owner of more than 5% of
                                            Suite 1800                                  our common stock.
                                            New York, NY 10020
----------------------------------------------------------------------------------------------------------------------------
NorthStar Capital Partners LLC              527 Madison Avenue                          Upon the election of W. Edward
                                            16th Floor                                  Scheetz to our board of directors,
                                            New York, New York 10022                    NorthStar Capital Partners LLC will
                                                                                        become a beneficial owner of more
                                                                                        than 5% of our common stock.
----------------------------------------------------------------------------------------------------------------------------
Kronish Lieb Weiner & Hellman LLP           1114 Avenue of the Americas                 Counsel to Netword, Inc. in
                                            New York, New York 10036                    connection with this registration
                                                                                        statement.
----------------------------------------------------------------------------------------------------------------------------

                                LEGAL PROCEEDINGS

         In July, 1998, we filed a patent infringement suit against Centraal Corporation (now known as RealNames Corporation) in the U.S. District Court for the Eastern District of Virginia, alleging that its RealName system includes a number of the functionalities protected by our patent. We sought an injunction and damages. After discovery, each party moved for summary judgement. On January 8, 1999, the court granted RealNames' motion for summary judgment, holding that the RealName system did not infringe our patent, without ruling on the validity of our patent. On February 11, 1999, we filed notice of appeal of the decision, and on April 30, 1999, we filed our appellate brief with the United States Court of Appeals for the Federal Circuit. We anticipate that the appeal will be argued before the Court of Appeals prior to December 31, 1999. If the decision is upheld on appeal, it could materially limit the protective scope of our patent.

         In August 1997, eight of our former employees, including the former chief executive officer, resigned and made claims against Netword LLC. Claims by four of those former employees have since been settled. In June, 1998, one of the former employees instituted an action against Netword LLC and its managers in the Circuit Court of Arlington, Virginia seeking to recover $69,281 for, among other things, the dilution of his interest in Netword LLC and the repayment of the funded portion of his subscription to a loan made by members to Netword LLC. We are defending that action, which is currently inactive. We do not believe that our financial exposure with respect to the pending action or claims of these former employees is material.


     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act. We will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

         The legality of the securities offered hereby has been passed upon for us by Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036-7798. Kronish Lieb Weiner & Hellman LLP holds our $20,000 promissory note due March 31, 2002, convertible into shares of our common stock at $1.00 per share.

                                     EXPERTS

         Our financial statements at December 31, 1998 and for the years ended December 31, 1997 and 1998, appearing in this prospectus and the registration statement, have been audited by Mahoney Cohen & Company, CPA, P.C. , independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         This prospectus is part of a registration statement on Form SB-1 under the Securities Act that we filed with the Securities and Exchange Commission with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed with it. For further information about us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits and schedule filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about its public reference room. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov. Our registration statement and the exhibits and schedules we filed electronically with the Commission are available on this site.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)

                              Financial Statements

                                December 31, 1998

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)





                                      Index

                                                                            Page
                                                                            ----

Independent Auditor's Report                                                 F-1

Balance Sheets as of December 31, 1998 and June 30, 1999
  (Unaudited)                                                                F-2

Statements of Operations for the Years Ended December
  31, 1998 and 1997; for the Six Months Ended June 30,
  1999 and 1998 (Unaudited); and for the Period from
  December 2, 1996 (Inception) to June 30, 1999
  (Unaudited)                                                                F-3

Statements of Members' Deficit/Stockholders' Equity for
  the Years Ended December 31, 1998 and 1997; for the Six
  Months Ended June 30, 1999 (Unaudited); and for the
  Period from December 2, 1996 (Inception) to June 30,
  1999 (Unaudited)                                                           F-4

Statements of Cash Flows for the Years Ended December
  31, 1998 and 1997; for the Six Months Ended June 30,
  1999 and 1998 (Unaudited); and for the Period from
  December 2, 1996 (Inception) to June 30, 1999
  (Unaudited)                                                                F-6

Notes to Financial Statements                                                F-8

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Stockholders
Netword, Inc.


         We have audited the accompanying balance sheet of Netword, Inc. (formerly Netword, LLC) (A Development Stage Company) as of December 31, 1998, and the related statements of operations, members' deficit/stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netword, Inc. (formerly Netword, LLC) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.




                                              Mahoney Cohen & Company, CPA, P.C.



August 9, 1999

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS
                                                December 31,           June 30,
                                                    1998                 1999
                                                                     (Unaudited)
Current assets:
  Cash                                            $ 59,110           $2,507,119
  Other current assets                                 877                    -
                                                  --------           ----------
           Total current assets                     59,987            2,507,119

Property and equipment, net (Note 3)                92,331               96,513

Intangible assets:
  Trademark, net                                    30,267               28,357
  Intellectual property, net (Note 4)               25,000               25,000
  Deferred offering costs (Note 11)                      -               50,000
                                                  --------           ----------
           Total intangible assets                  55,267              103,357
                                                  --------           ----------
                                                  $207,585           $2,706,989
                                                  ========           ==========

              LIABILITIES AND MEMBERS' DEFICIT/STOCKHOLDERS' EQUITY


Current liabilities:
  Current portion of long-term liability
     (Note 6)                                     $  4,800           $    9,600
  Accounts payable                                 493,330              370,834
  Loans payable (Note 5)                            33,027               53,324
                                                  --------           ----------
           Total current liabilities               531,157              433,758

Long-term liability, net of current portion
   (Note 6)                                         19,200               14,400

Commitments and contingencies (Note 10)

Members' deficit/stockholders' equity:
  Common stock, $.01 par value;
     Authorized - 40,000,000 shares
     Issued and outstanding - 16,923,924 shares at
        June 30, 1999                                    -              169,239
  Additional paid-in capital                             -            5,637,360
  Deficit accumulated in the development stage
     (Note 8)                                     (301,794)          (3,536,469)
  Less: Subscriptions receivable                    40,978               11,299
                                                  --------           ----------
           Total members' deficit/stockholders'
              equity                              (342,772)           2,258,831
                                                  --------           ----------
                                                  $207,585           $2,706,989
                                                  ========           ==========

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                            Statements of Operations


                                                                                                                     Period from
                                                                                                                       December
                                                                                                                       2, 1996
                                                    Year Ended                           Six Months Ended            (Inception)
                                                   December 31,                               June 30,                    to
                                          -----------------------------         -------------------------------        June 30,
                                               1998             1997                1999                1998             1999
                                          -------------    ------------         ------------        -----------     -------------
                                                                                 (Unaudited)        (Unaudited)       (Unaudited)
Revenue:
  Sales                                   $    27,650       $    23,100        $     6,638         $   13,129        $    57,388

General and administrative expenses         1,091,402         1,527,067            487,714            457,802          3,167,643
                                          -----------       -----------        -----------         ----------        -----------
Operating loss                             (1,063,752)       (1,503,967)          (481,076)          (444,673)        (3,110,255)

Other expense:
  Loss on disposition of property
    and equipment                             (43,639)                -                  -                  -            (43,639)
  Loss on impairment of assets
    (Note 4)                                        -          (382,575)                 -                  -           (382,575)
                                          -----------       -----------        -----------         ----------        -----------
             Total other expense              (43,639)         (382,575)                 -                  -           (426,214)
                                          -----------       -----------        -----------         ----------        -----------

Net loss                                  $(1,107,391)      $(1,886,542)       $  (481,076)        $ (444,673)       $(3,536,469)
                                          ===========       ===========        ===========         ==========        ===========
Pro forma basic and diluted loss per
    common share attributable to
    common stockholders                   $      (.13)      $      (.54)       $      (.04)        $     (.06)
                                          ===========       ===========        ===========         ==========
Pro forma weighted average number
    of shares outstanding                   8,443,359         3,507,964         13,520,609          7,975,871
                                          ===========       ===========        ===========         ==========





                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
               Statements of Members' Deficit/Shareholders' Equity


                                                                                           Members'
                                                                                           Deficit/
                                                                                        Stockholders'
                                                                                           Equity                          Total
                                         Number of                                       Accumulated                      Members'
                                   -------------------      Common Stock     Additional    in the                         Deficit/
                                   Class A     Class C    ----------------    Paid-In    Development    Subscriptions  Stockholders'
                                    Units       Units     Shares    Amount    Capital       Stage        Receivable        Equity
                                   -------     -------    ------    ------   ---------- -------------   -------------  -------------
December 2, 1996 (inception)             -          -        -      $  -      $  -     $         -       $      -       $         -

Cash contribution by
   Netword Partners
   in December 1996 (Note 1)      5,100.00          -        -         -         -         250,000              -           250,000

Assets acquired from
   Birdshell Corporation LLC
   in exchange for equity units
   (Note 1)                       2,125.59      54.21        -         -         -         428,571              -           428,571

Net loss                                 -          -        -         -         -         (61,460)             -           (61,460)
                                 ---------      -----     ----      ----      ----     -----------       --------       -----------

Balance, December 31, 1996        7,225.59      54.21        -         -         -         617,111              -           617,111

Cash contributions by Netword
   Partners from January
   through April 1997                    -          -        -         -         -         750,000              -           750,000

Class A Units issued in
   May 1997                       8,560.50          -        -         -         -         428,027              -           428,027

Class A Units issued in
   September 1997                 4,806.94          -        -         -         -         300,001              -           300,001

Subscriptions receivable                 -          -        -         -         -               -        (16,251)          (16,251)

Net loss                                 -          -        -         -         -      (1,886,542)             -        (1,886,542)
                                 ---------      -----     ----      ----      ----     -----------       --------       -----------

Balance, December 31, 1997       20,593.03      54.21        -         -         -         208,597        (16,251)          192,346

Class A Units issued from
   February through
   December 1998                 15,406.45          -        -         -         -         597,000              -           597,000

Subscriptions receivable                 -          -        -         -         -               -        (24,727)          (24,727)

Net loss                                 -          -        -         -         -      (1,107,391)             -        (1,107,391)
                                 ---------      -----     ----      ----      ----     -----------       --------       -----------

Balance, December 31, 1998
   (carried forward)             35,999.48      54.21        -      $  -      $  -     $  (301,794)      $(40,978)      $  (342,772)
                                 ---------      -----     ----      ----      ----     -----------       --------       -----------


                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
         Statements of Members' Deficit/Stockholders' Equity(Concluded)


                                                                                           Members'
                                                                                           Deficit/
                                                                                        Stockholders'
                                                                                           Equity                          Total
                                         Number of                                       Accumulated                      Members'
                                   -------------------      Common Stock     Additional    in the                         Deficit/
                                   Class A     Class C    ----------------    Paid-In    Development    Subscriptions  Stockholders'
                                    Units       Units     Shares    Amount    Capital       Stage        Receivable        Equity
                                   -------     -------    ------    ------   ---------- -------------   -------------  -------------
Balance, December 31, 1998
   (brought forward)              35,999.48     54.21            -  $      -  $        -  $  (301,794)     $(40,978)     $ (342,772)

Exchange of Class A and Class C
   Units for common stock in
   February 1999                 (35,999.48)   (54.21)   8,923,924    89,239   2,664,360   (2,753,599)            -               -

Conversion of accounts payable
   to warrants in March 1999              -         -            -         -     114,000            -             -         114,000

Issuance of common stock in
   March 1999                             -         -    6,000,000    60,000     940,000            -             -       1,000,000

Issuance of common stock and
   warrants in March 1999                 -         -    2,000,000    20,000   1,980,000            -             -       2,000,000

Offering costs                            -         -            -         -     (75,000)           -             -         (75,000)

Issuance of warrants for legal
   services                               -         -            -         -      14,000            -             -          14,000

Subscriptions receivable                  -         -            -         -           -            -        29,679          29,679

Net loss                                  -         -            -         -           -     (481,076)            -        (481,076)
                                  ---------     -----   ----------  --------  ----------  -----------      --------      ----------
Balance, June 30, 1999
    (Unaudited)                           -         -   16,923,924  $169,239  $5,637,360  $(3,536,469)     $(11,299)     $2,258,831
                                  =========     =====   ==========  ========  ==========  ===========      ========      ==========


                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                                                                              Period from
                                                                                                           December 2, 1996
                                                    Year Ended                    Six Months Ended            (Inception)
                                                   December 31,                       June 30,                     to
                                          -----------------------------      --------------------------         June 30,
                                              1998             1997              1999           1998              1999
                                          -----------       -----------      ----------       ---------       -----------
                                                                             (Unaudited)     (Unaudited)      (Unaudited)
Net loss                                  $(1,107,391)      $(1,886,542)     $ (481,076)      $(444,673)      $(3,536,469)
Adjustments to reconcile net loss to
   cash used in operating activities:
   Depreciation and amortization               99,951            98,549          29,820          51,910           233,189
   Loss on disposition of property
      and equipment                            43,639                 -               -               -            43,639
   Loss on impairment of assets                     -           382,575               -               -           382,575
   Change in assets and liabilities:
      Other current assets                       (877)                -             877               -                 -
      Deposits                                  4,214                 -               -               -                 -
      Accounts payable                        390,697            94,904          (8,496)        134,972           484,834
                                          -----------       -----------      ----------       ---------       -----------
            Net cash used in
             operating activities            (569,767)       (1,310,514)       (458,875)       (257,791)       (2,392,232)
                                          -----------       -----------      ----------       ---------       -----------
Cash flows from investing activities:
   Proceeds from sale of property
      and equipment                            10,000                 -               -               -            10,000
   Acquisition of property and
      equipment                                     -          (199,774)        (32,092)              -          (352,789)
   Acquisition of trademark                         -                 -               -               -           (37,913)
                                          -----------       -----------      ----------       ---------       -----------
            Net cash provided by
             (used in) investing
             activities                        10,000          (199,774)        (32,092)              -          (380,702)
                                          -----------       -----------      ----------       ---------       -----------
Cash flows from financing activities:
   Proceeds from long-term debt                     -                 -               -               -            33,600
   Principal payments of long-term
      debt                                     (4,800)           (4,800)              -               -            (9,600)
   Proceeds from loans                              -           461,054          20,297               -           481,351
   Deferred offering costs                          -                 -         (50,000)              -           (50,000)
   Contributions from members
      and stockholders                        572,273         1,033,750       2,968,679         212,394         4,824,702
                                          -----------       -----------      ----------       ---------       -----------
            Net cash provided by
             financing activities             567,473         1,490,004       2,938,976         212,394         5,280,053
                                          -----------       -----------      ----------       ---------       -----------
Net increase (decrease) in cash
  (carried forward)                       $     7,706       $   (20,284)     $2,448,009       $ (45,397)      $ 2,507,119
                                          -----------       -----------      ----------       ---------       -----------


                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                      Statements of Cash Flows (Concluded)


                                                                                                              Period from
                                                                                                           December 2, 1996
                                                    Year Ended                    Six Months Ended            (Inception)
                                                   December 31,                       June 30,                     to
                                          -----------------------------      --------------------------         June 30,
                                              1998             1997              1999           1998              1999
                                          -----------       -----------      ----------       ---------       -----------
                                                                             (Unaudited)     (Unaudited)      (Unaudited)
Net increase (decrease) in cash
    (brought forward)                     $     7,706       $   (20,284)     $2,448,009       $ (45,397)      $ 2,507,119

Cash, beginning of period                      51,404            71,688          59,110          51,404                 -
                                          -----------       -----------      ----------       ---------       -----------
Cash, end of period                       $    59,110       $    51,404      $2,507,119       $   6,007       $ 2,507,119
                                          ===========       ===========      ==========       =========       ===========

                       Supplemental Schedules of Non-Cash Investing and Financing Activities

Subscriptions receivable                  $    24,727       $    16,251      $       -        $  12,393       $    11,299
                                          ===========       ===========      ==========       =========       ===========

Issuance of Class A Units and Class C
    Units in exchange for:

    Intellectual property                 $         -       $         -      $        -       $       -       $   407,575
    Net assets acquired                             -                 -               -               -            20,996
                                          -----------       -----------      ----------       ---------       -----------
                                          $         -       $         -      $        -       $       -       $   428,571
                                          ===========       ===========      ==========       =========       ===========
Conversion of loans to Class A Units      $         -       $   428,027      $        -       $       -       $   428,027
                                          ===========       ===========      ==========       =========       ===========
Conversion of accounts payable to
    warrants                              $         -       $         -      $  114,000       $       -       $   114,000
                                          ===========       ===========      ==========       =========       ===========
Issuance of warrants for legal services   $         -       $         -      $   14,000       $       -       $    14,000
                                          ===========       ===========      ==========       =========       ===========


                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 1 - The Company

         Netword, LLC (the "Company") owns and operates an Internet utility known as the Netword System which the Company believes offers a comprehensive solution to problems created by a lack of consumer-friendly addresses for Internet resources. The Company was formed as a limited liability company under the laws of the State of Delaware, to acquire the business and assets of Birdshell Corporation, L.L.C. ("Birdshell"). The Company has been in the development stage since its organization on December 2, 1996.

         The Company was organized by Netword Partners and acquired certain assets and assumed certain liabilities of Birdshell as provided for in a Limited Liability Company Agreement dated as of December 2, 1996 (the "Agreement"). Birdshell was formed in April 1995 to develop the Netword System. The Birdshell acquisition was accounted for using the purchase method of accounting. The acquired assets primarily consisted of proprietary rights to intellectual property, including U.S. and foreign patent applications, trademarks and Internet domain registrations, and certain other property and equipment having an aggregate original estimated value of $960,000. The liabilities assumed consisted of various computer and telephone leases, obligations under a trademark purchase agreement and certain accrued expenses. In exchange for the acquired assets, the Birdshell investors received membership interests in the Company ("Units") consisting of 4,900 Class A Units, representing 49% of the Company's equity, subject to reduction to 268.42 Class C Units if the Company did not achieve various milestones at various dates. As a result of the Company's failure to achieve these milestones, in July 1997, the 4,900 Class A Units were converted into 268.42 Class C Units. In September 1997, the Company proposed an amendment to the Agreement that was accepted by 214.21 of the Class C Unit holders which resulted in the conversion of their Class C Units into 2,125.59 Class A Units, representing 29.42% of the Company's equity; the holders of the remaining 54.21 Class C Units did not convert their Class C Units into Class A Units. The reduction in the equity interests of the Birdshell investors required a $532,213 reduction in the intellectual property and members' equity.

         Pursuant to the Agreement, Netword Partners loaned the Company $1,000,000 (the "Loan") and also received 5,100 Class B-2 Units. In 1997, pursuant to the Agreement, the Loan was converted into 5,100 Class A Units and the 5,100 Class B-2 Units were cancelled. The above transactions are reflected in the statements of members' deficit/stockholders' equity as if the transactions occurred in December 1996.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 1 - The Company (Continued)

         On February 18, 1999, the Company was merged into Netword, Inc., a Delaware corporation (the "Merger"). The Merger was accounted for as a reverse acquisition on the pooling of interest method and gave effect to the issuance by Netword, Inc. to members of the Company of 8,923,924 shares of common stock and 3,184,733 warrants to purchase common stock at $1.25 per share, in exchange for 35,999.48 Class A Units and 54.21 Class C Units. Options on 2,284,374 shares of common stock at $.167 per share and 815,239 shares of common stock at $1.25 per share were issued by Netword, Inc. to replace outstanding options to purchase units previously granted by the Company. In addition, options on 1,406,250 shares of common stock at $1.25 were issued by Netword, Inc. to certain Company directors and one Company employee.

Note 2 - Summary of Significant Accounting Policies

         Interim Financial Statements

         The interim financial statements at June 30, 1999 and for the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation have been included. Results of interim periods are not necessarily indicative of results to be expected for the entire year.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Property and Equipment

         Property and equipment is recorded at cost. Furniture and fixtures and computer equipment are depreciated using an accelerated method over the estimated useful lives of the related assets, ranging from three to five years. Amortization of the computer software is computed using the straight-line method over three years. Major additions and betterments are capitalized and repairs and maintenance are charged to operations in the period incurred.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 2 - Summary of Significant Accounting Policies (Continued)

         Trademark

         The trademark is stated at cost and is amortized using the straight-line method over ten years. The trademark is reported net of accumulated amortization of $7,965 at December 31, 1998.

         Income Taxes

         The Company is organized as a limited liability company and has elected not to be a tax paying entity. The members are individually responsible for their shares of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes.

         Pro Forma Basic and Diluted Loss Per Share (Unaudited)

         The Company has elected to disclose pro forma loss per share, as if it had adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") giving effect to the merger discussed in Note 1. Under SFAS 128, companies that are publicly held or have complex capital structures are required to present basic and diluted earnings per share ("EPS") on the face of the income statement. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and, if applicable, diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted and the resulting additional shares are dilutive because their inclusion decreases the amount of EPS. The effects on pro forma loss per share of the Company's outstanding options are antidultive and therefore not included in the calculation of the pro forma weighted average number of common shares outstanding.

         Fair Value of Financial Instruments

         The Company applies provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). SFAS 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 2 - Summary of Significant Accounting Policies (Continued)

         Fair Value of Financial Instruments (Continued)

107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998, management believes the fair value of all financial instruments approximated carrying value.

         Stock-Based Compensation

         The Company applies the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123") which requires entities to recognize as expense over the vesting period the fair value as of the date of grant of all stock awards. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and to provide pro forma net income and pro forma net income per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25, under which compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price, and provide the pro forma disclosure provisions of SFAS No. 123 in its annual financial statements (see Note 7).

         Impairment of Long-Lived Assets

         In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS No. 121"), long-lived assets are evaluated for possible impairment through a review of undiscounted expected future cash flows. The carrying value of a long-lived asset is considered impaired if the sum of the undiscounted expected future cash flows is less than the carrying amount of that asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

         Advertising and Marketing Expenses

         Advertising expenses are charged to operations in the period in which they are incurred. Advertising expenses for the years ended December 31, 1998 and 1997 were approximately $63,200 and $117,300, respectively.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 2 - Summary of Significant Accounting Policies (Continued)

         Research and Development

         Research and development costs amounted to approximately $210,00 and $536,000 for the years ended December 31, 1998 and 1997, respectively.

Note 3 - Property and Equipment

         Property and equipment consists of:


                                                December 31,           June 30,
                                                    1998                 1999
                                                ------------         -----------
                                                                     (Unaudited)


         Furniture and fixtures                  $ 29,556             $ 29,556
         Computer equipment                        95,352              127,445
         Computer software                         92,523               92,523
                                                 --------             --------
                                                  217,431              249,524
         Less:  Accumulated depreciation
           and amortization                       125,100              153,011
                                                 --------             --------

                                                 $ 92,331             $ 96,513
                                                 ========             ========

Note 4 - Intellectual Property

         In connection with the acquisition of the Birdshell assets, the Company acquired proprietary rights to intellectual property relating to the Netword System having an initial value of $939,788. Subsequently, in September 1997, as discussed in Note 1, the holdings of the former Birdshell investors were reduced from 49% to 29.42%, resulting in a reduction of the intellectual property and members' equity by $532,213.

         In connection with the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", based upon an appraisal, the intellectual property was considered to be impaired. Accordingly, a loss of $382,575 was recognized during the year ended December 31, 1997.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 5 - Loans Payable

         In May 1997, the Company offered its members rights to subscribe to their pro rata share of a $500,000 loan (the "97 loan"), together with five year warrants to purchase 10,000 Class A Units at $50 per unit. The exercise price of a warrant was payable in cash or by the forgiveness of all or a portion of the 97 loan. The 97 loan was fully subscribed; however, certain subscribers did not fully fund their subscriptions to that loan and, accordingly, did not qualify for conversion of their shares of the 97 loan into Class A Units. The members who funded all installments of their subscriptions to the 97 loan subsequently converted their interests in that loan into Class A Units. At December 31, 1998, the Company had $33,027 of loans payable to subscribers to the 97 loan who did not fully fund their subscriptions.

Note 6 - Long-Term Liability

         In connection with the acquisition of the Birdshell assets, the Company assumed a long-term liability related to the purchase of the Netword trademark. This liability is payable in equal installments of $4,800 per year concluding on April 30, 2003.

Note 7 - Options

         The Company has granted options to purchase the Company's Class A Units to managers and key employees responsible for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 1998, there were 9,229.14 Class A Units reserved for issuance pursuant to such options.

         Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its applicable options under the fair value method of the statement.

         The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the weighted-average assumptions for 1998, including a risk free interest rate of 5%, a volatility factor of the expected market price of the Company's common stock of .84 and a weighted-average remaining contractual life of the option of 60 months.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 7 - Options (Continued)

         This model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The effects of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years. The Company's pro forma information follows:


                                                         Years Ended
                                                        December 31,
                                            -----------------------------------
                                                1998                    1997
                                            ------------           ------------
         Pro forma net loss                 $(1,161,528)           $(1,893,184)

         Pro forma net loss per share              (.14)                  (.54)

         A summary of applicable option activity and related information for the years ended December 31, 1998 and 1997 is as follows:

                                             1998                  1997
                                   -----------------------  --------------------
                                                 Weighted-             Weighted-
                                                  Average               Average
                                                 Exercise              Exercise
                                    Options        Price     Options     Price
                                   --------      ---------  --------   ---------
  Outstanding, beginning of year   3,085.25      $62.41           -      $    -

  Granted                          6,185.55       38.75    3,085.25       62.41
  Exercised                               -           -           -           -
  Forfeited                           41.66       62.41           -           -
                                   --------      ------    --------      ------
  Outstanding, end of year         9,229.14       46.55    3,085.25       62.41
                                   ========                ========
  Exercisable, end of year         4,221.82      $49.41      385.06      $62.41
                                   ========                ========

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 7 - Options (Continued)

         The weighted-average fair value of options granted during 1998 and 1997 was $26.74 and $43.06, respectively. Exercise prices for options outstanding as of December 31, 1998 ranged from $38.75 to $62.41. These options were replaced by new options as a result of the merger as discussed in Note 1 and expire at various times through February, 2004.


Note 8 - Equity Transactions

         Pursuant to the Agreement, during 1997 the Loan was converted into 5,100 Class A Units and the Class B-2 Units were cancelled. $250,000 of the Loan was funded in December 1996; the $750,000 balance was funded during the period from January 1, 1997 through April 15, 1997.

         In May 1997, the Company sold 8,560.50 Class A Units at $50,00 per Unit resulting in proceeds of $428,027. In September 1997, the Company sold 4,806.94 Class A Units at $62.41 per Unit, resulting in proceeds of $300,001.

         In February 1998, the Company offered its members rights to subscribe to their pro rata share of a $600,000 offering, consisting of 15,483.87 Class A Units at $38.75 per Unit. In addition, to protect option holders from dilution resulting from the $600,000 offering, the Company also granted option holders their pro rata share of 2,313.93 new options to purchase Class A Units at an exercise price of $38.75. The members subscribed to 15,406.45 Class A Units for total proceeds of $597,000.

Note 9 - Related Party Transaction

         During the year ended December 31, 1997, the Company incurred $10,000 for consulting services to an entity owned by the Company's president.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)




Note 10 - Commitments and Contingencies

         Operating Lease

         The Company leases an office under a non-cancellable operating lease expiring in 2003. Future minimum lease payments are as follows:

         Year Ending
         December 31,

            1999                                            $ 40,000
            2000                                              40,000
            2001                                              42,000
            2002                                              43,000
            2003                                              29,000
                                                            --------
                                                            $194,000
                                                            ========

         Total rent charged to operations for the years ended December 31, 1998 and 1997 was approximately $66,000 and $84,000, respectively.

         Litigation

         In August 1997, eight employees, including the former chief executive officer, resigned and made claims against the Company. Claims by four of those former employees have since been settled. One of the former employees instituted an action against the Company and its managers in June 1998, in the Circuit Court of Arlington, Virginia, seeking to recover approximately $70,000 for, among other things, the dilution of his interest in the Company and the repayment of the funded portion of his subscription to the 97 loan (see Note 5). The Company is defending that action which is currently inactive. The Company does not believe that its financial exposures with respect to the pending action or unsettled claims of the other former employees is material.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
     (unaudited with respect to the six months ended June 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to June 30, 1999)



Note 11 - Subsequent Events

         In February 1999, the Company settled fees of $655,000 for legal services by payment of $200,000 and an agreement to deliver warrants to purchase 150,000 shares of Netword, Inc. common stock at $.1667 per share (subsequently delivered by Netword, Inc.). The fair value for the warrants was estimated to be $.76 per warrant at the date of the agreement, using the Black-Scholes option pricing model.

         On March 19, 1999, Netword, Inc. privately placed 6,000,000 shares of common stock at $.1666 per share or a total of $1,000,000. On the same date, in an offering to foreign investors, Netword, Inc. sold units consisting of 2,000,000 shares of common stock and warrants to purchase an additional 1,600,000 shares of common stock (at $1.25 per share) for total consideration of $2,000,000. Offering costs for the two offerings aggregated $75,000.

         On July 28, 1999 and August 5, 1999, Netword, Inc. privately placed units consisting of 782,000 shares of common stock and warrants to purchase an additional 625,600 shares of common stock (at $1.50 per share) for total consideration of $977,500. Offering costs were approximately $50,000. In connection with this placement, Netword, Inc. issued warrants to purchase an additional 85,293 shares of common stock at $1.50 per share as a finder's fee.

===============================================================================
















                                  NETWORD, INC.

                                  Common Stock

                                6,784,733 shares












                              ---------------------

                                   PROSPECTUS

                              ---------------------



















                               September 10, 1999


===============================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 1. Indemnification of Directors and Officers.

         Under our Certificate of Incorporation (the "Charter") and our Bylaws (the "Bylaws"), our directors and officers are entitled to be indemnified by us to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"). Additionally, under the Charter and the Bylaws, our directors are not subject to personal liability for monetary damages resulting from a breach of fiduciary -duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

         o     a breach of the duty of loyalty;

         o acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

         o unlawful payments of dividends, stock purchases or redemptions under the DGCL; or

         o transactions from which the director derives an improper personal benefit.

ITEM 2. Other Expenses of Issuance and Distribution.

         The following statement sets forth the estimated expenses payable in connection with this Registration Statement, all of which will be paid by us:

Registration Fee......................................................$1,650.40
Legal Fees and Expenses..............................................$75,000.00
Accountant's Fees and Expenses.......................................$20,000.00
Printing Costs.......................................................$15,000.00
                                                                     ----------
Total...............................................................$111,650.40

Item 3. Undertakings.

                  (1) We hereby undertake to file, during any period in which securities included in this Registration Statement may be sold, a post-effective amendment to this Registration Statement to:

                  (a) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) reflect in the prospectus any facts or events which,
                      individually or together,
represent a fundamental change in the information in the Registration Statement, and

                  (c) include any additional or changed material information on the plan of distribution.

         (2) We also undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering, for the purposes of determining liability under the Securities Act.

         (3) We also undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4. Unregistered Securities Issued or Sold Within One Year.

         All of the persons who acquired our securities in the transactions described below (other than certain of them who are specifically named in this Item) are named in the table under Selling Stockholders in Part I of this Registration Statement.

         (a) On February 18, 1999, Netword LLC merged into Netword, Inc. The sole purpose of the merger was to reorganize Netword LLC as a corporation. Prior to the merger, Netword, Inc. had no assets or business. Upon the merger, the outstanding units of membership interest in Netword LLC were cancelled and the holders of such units received, in exchange for each unit, (1) 247.518331 shares of common stock of Netword, Inc. and (2) warrants to purchase 88.333682 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share. In sum, in exchange for all of the interests in Netword LLC, Netword, Inc. issued a total of 8,923,924 shares of its common stock and warrants to purchase up to an aggregate of 3,184,733 additional shares of its common stock. The exchange ratio was determined arbitrarily by the managers of Netword LLC and the Board of Directors of Netword, Inc. The issuance of the shares and warrants in connection with the merger was made exclusively to prior investors on a pro rata basis and did not involve the receipt or payment of any new consideration; accordingly, to the extent the transaction may be deemed to constitute a sale within the meaning of the Securities Act, it did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (b) As a result of the merger, options to purchase 9,229.14 units of Netword LLC previously issued to a total of 14 employees (including former employees) and managers of Netword LLC, all of whom were members of Netword LLC, were cancelled, and each person who held such an option was granted a new option under a newly adopted stock option plan of Netword, Inc. to purchase (1)
247.518331 shares of common stock of Netword, Inc. at an exercise price of $0.1666 per share and (2) 88.333682 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share for each cancelled option to purchase one unit of Netword LLC. In sum, Netword, Inc. granted to these persons options to acquire a total of up to 2,284,374 shares of its common stock at an exercise price of $0.1666 per share (of which options for 43,315 shares have since been terminated) and up to 815,239 shares of its common stock at an exercise price of $1.25 per share (of which options for 15,458 shares have since been terminated). The ratio of new options to cancelled options was determined arbitrarily by the Board of Directors of Netword, Inc., but the new options were granted only to holders of cancelled options on a pro rata basis without payment or receipt of any additional consideration. Further, on March 15, 1999, additional options to purchase an aggregate of 1,406,250 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share were granted to two of our directors and one employee. These options expire on February 17, 2004. In September, 1999, additional options to purchase an aggregate of 108,773 shares of common stock of Netword, Inc. at an exercise price of $1.50 per share were granted to one of our officers and a consultant. To the extent the grant of the new options may be deemed to constitute a sale within the meaning of the Securities Act, the grant did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. To the extent the persons to whom new options were granted were employees or consultants, such exemption was available pursuant to Rule 701 under the Securities Act.

         The following option holders (each of whom was an employee or consultant at the time he or she was granted options) are not named in Part I of this Registration Statement: Amanda Howlett, Debbie Bostin, Erik Dove, Simon Janes, Stephen Williams, Thomas Sweeting and R.B. Rattey.

         (c) On March 19, 1999, Netword, Inc. sold 6,000,000 shares of its common stock to 35 of its stockholders, 28 foreign investors and two other U.S. investors at a price of $.01666 per share for total consideration of $1,000,000. All stockholders of Netword, Inc. were offered the opportunity to subscribe for shares in the offering on a pro rata basis. The sale price of the shares was determined arbitrarily by the Board of Directors of Netword, Inc. The sale of the shares was exempt from registration under the Securities Act pursuant to Rule 504 under the Securities Act.

         The investors in this offering who are not named in Part I of this Registration Statement were: 679212 Albert Ltd., Christopher Morris, E. Ann Curry, Geoff Whitlam, International Pursuit Corporation, Irwin Singer, Jayvee & Co. Account 0002002, John McMahon, Joshua Rizack, Librion Group Inc., Marilia Costa, Melbourne Investments Ltd., Patstar Inc., Peter C.

Halsall, Pullen Family Holdings Inc. and Ross McMaster. Other than Mr. Rizack and Librion Group, Inc., all of these investors have represented to us that they are non-U.S. persons. Other than Mr. Rizack, who is a consultant to us, none of the investors is related to us other than as a securityholder.

         (d) Also on March 19, 1999, Netword, Inc. sold 2,000,000 units comprising 2,000,000 shares of its common stock and warrants to purchase 1,600,000 shares of its common stock at an exercise price of $1.25 per share for total consideration of $2,000,000. The sale price of the units ($1 per unit) was arbitrarily determined by the Board of Directors. The units were sold to non-U.S. persons (most of whom also purchased shares in the Rule 504 offering) in an offshore transaction that was exempt from registration under the Securities Act pursuant to Rule 903 of Regulation S under the Securities Act.

         (e) On March 19, 1999, pursuant to an agreement negotiated by Netword LLC, Netword, Inc. issued warrants to purchase 150,000 shares of its common stock at an exercise price of $0.1666 per share to Fulbright & Jaworski LLP in partial payment for legal services provided to Netword LLC. The issuance of the warrants did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (f) On April 1, 1999, in a negotiated transaction, Netword, Inc. issued its $20,000 convertible note due March 31, 2001 to Kronish Lieb Weiner & Hellman LLP in partial payment for legal services provided to Netword, Inc. and Netword LLC. The note is convertible into common stock at $1.00 per share. The issuance of the note did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (g) On May 1, 1999, in a negotiated transaction, Netword, Inc. issued warrants to purchase 22,500 shares of its common stock at an exercise price of $0.1666 per share to Pryor, Cashman, Sherman & Flynn LLP in partial payment for legal services provided to Netword, Inc. The issuance of the warrants did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (h) In separate closings on July 28, 1999 and August 5, 1999, Netword, Inc. privately sold a total of 782,000 units comprising 782,000 shares of its common stock and warrants to purchase 625,600 shares of its common stock at an exercise price of $1.50 per share for total consideration of $977,500. The sale price of the units ($1.25 per unit) was arbitrarily determined by the Board of Directors. The units were sold to a total of 14 persons, all of whom we believe are accredited investors within the meaning of Rule 501 under the Securities Act, and the sale was therefore exempt from registration under the Securities Act pursuant to Rule 506 under the Securities Act. In connection with this transaction, we issued warrants to acquire 85,293 shares of common stock at $1.50 per share to David Segal as a finders fee. The issuance of warrants to David Segal did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         The investors in this offering were: NorthStar Capital Partners LLC, Barington Capitol

Group, Charlie Humber, Martin Lamb, Gregory Peck, Meister Brother Investments LP, G2 Investments, Andrew Davidoff, Double A. Ventures Ltd., Mr. E. Das, Richard J. McCready, David G. King, Jr., Murray M. Rubin and Francisco J. Gonzalez-Paez. Other than (i) NorthStar Capital Partners LLC, of which W. Edward Scheetz, who has agreed to become a director subject to our obtaining directors and officers liability insurance, is a 50% owner, and (ii) Mr. Rubin, who is our Chief Financial and Accounting Officer and Treasurer, none of these investors is related to us other than as a securityholder.

         (i) In July, 1999, Netword, Inc. agreed to issue warrants to purchase 336,000 shares of its common stock at an exercise price of $1.50 per share to NorthStar Capital Partners LLC, of which W. Edward Scheetz is a 50% partner, upon Mr. Scheetz's election to the Board of Directors of Netword, Inc. Mr. Scheetz has agreed to become a director subject to our obtaining directors and officers liability insurance. To the extent the issuance of the warrants may be deemed to constitute a sale within the meaning of the Securities Act, such sale will be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 5. Index to Exhibits.


Number     Exhibit                                                          Page
------     -------                                                          ----
2.1        Certificate of Incorporation of Netword, Inc.
2.2        Bylaws of Netword, Inc.
2.3        Certificate of Merger between Netword LLC and Netword,
           Inc. dated February 18, 1999.
2.4        Agreement and Plan of Merger between Netword, LLC and
           Netword, Inc. dated February 18, 1999.
3.1 Form of Warrant issued to members of Netword LLC in connection with the merger of Netword, LLC and Netword, Inc.
3.2 Form of Subscription Agreements executed in connection with the Rule 504 sale of 6,000,000 shares of common stock consummated on March 19, 1999.
3.3 Form of Subscription Agreement executed in connection with the Regulation S sale of 2,000,000 units consummated on March 19, 1999.
3.4 Form of Warrant issued to purchasers in the Regulation S offering.
3.5        Warrant dated March 19, 1999 issued to Fulbright & Jaworski
           LLP.

3.6 Convertible note dated April 1, 1999 issued to Kronish Lieb Weiner & Hellman LLP.
3.7        Warrant dated May 1, 1999 issued to Pryor, Cashman,
           Sherman & Flynn LLP.
3.8 Form of Subscription Agreement executed in connection with the Rule 506 sale of 782,000 units consummated on July 28, 1999 and August 5, 1999.
3.9 Form of warrant issued to purchasers in the Rule 506 offering, to David Segal and to be issued to NorthStar Capital Partners LLC upon the election of W. Edward
           Scheetz to the board of directors of Netword, Inc.
3.10       Stock option plan of Netword, Inc.
3.11       Form of award letter for optionees.
6.1 Contract regarding assignment of trademarks and trade names "Netword" and "Netword, Inc."
10.1       Consent of Mahoney Cohen & Company, CPA, P.C.
10.2 Consent of Kronish Lieb Weiner & Hellman LLP is contained in their opinion filed as Exhibit 11.1
11.1       Opinion of Kronish Lieb Weiner & Hellman LLP.
12.1 Consent of W. Edward Scheetz to be filed by amendment to this Registration Statement.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 10, 1999.


                                  NETWORD, INC.
                                  (Registrant)



                                  By: /s/ Michael L. Wise
                                  --------------------------------------------
                                  Name:  Michael L. Wise
                                  Title: President and Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on September 10, 1999.

Signature                               Title                                                    Date
---------                               -----                                                    ----
/s/ Michael L. Wise                     President and Chief Executive                     September 10, 1999
----------------------------            Officer, Director
Michael L. Wise

/s/ Murray M. Rubin                     Chief Financial and Accounting                    September 10, 1999
----------------------------            Officer, Treasurer
Murray M. Rubin

/s/ Kent M. Klineman
----------------------------            Secretary, Director                               September 10, 1999
Kent M. Klineman